March 6, 2007

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

Re: Pryme Oil and Gas Ltd (the "Issuer")
File Number 82-35010

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports and materials:

1. Price Query October 30 2006;
2. Change of Directors Interest Notice October 27 2006;
3. Quarterly Activity Report October 31 2006;
4. Change of Directors Interest Notice November 2 2006;
5. Press Release December 14 2006;
6. Appendix 3B-New Issue Announcement December 7 2006;
7. Market Release-Trading Halt December 14 2006;
8. Results of General Meeting December 14 2006;
9. Press Release December 19 2006;
10. Press Release December 20 2006;
11. Press Release December 22 2006;

12. Appendix 3B-New Issue Announcement January 9 2007;

13. Appendix 3Y-Change of Directors Interest Notice January 8 2007;

14. Appendix 3Y-Change of Directors Interest Notice January 9 2007;

15. Press Release-Quarterly Newsletter January 19 2007;

16. Press Release February 22 2007;

17. Appendix 4E-Prelimanary Final Report and Quarterly Report February 28 2007;

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ryan Messer

File Number 82-35010

RECEIVED

pryme OIL AND GAS

30 October 2006

Mr B Donovan
Adviser, Issuers
Australian Stock Exchange Limited
Level 8, Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Ben

PRYME OIL AND GAS LIMITED (COMPANY)

I refer to your letter dated 30 October 2006 in regards to the change in the price of the Company's securities from $0.43 on 27 October 2006 to $0.64 today and also the increase in the volume of trading in the securities over this period.

We respond to your questions as follows:

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

   A. No. As announced previously the Company is part way through their 3D seismic shoot in Turner Bayou in which we own a majority 52% working interest. Additionally the first Wave Exploration Joint Venture Project, Kestrel, has been successfully leased and is currently being marketed to third parties.

   We have also announced the signing of a five year drill rig services agreement with Golden West Drilling of Jena Louisiana to secure drill rigs for our projects over the next five years. Plus our dual listing was successful through the trading of our American Depository Receipts (ADR's) in the United States which are now active.

2. If the answer to question 1 is yes, can an announcement be made immediately?

   A. Not applicable.

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

A. Only that we feel that the market is realizing and reacting to certain fundamentals that the board and management have put in place and as outlined in this response and past announcements.

4. Please confirm that the Company is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

   A. We confirm that the Company is in compliance with the Listing Rules and in particular, Listing Rule 3.1.

Yours faithfully

Justin Pettett
Managing Director

ABN [illegible]
[illegible] Fax [illegible]
Level 7 [illegible] Adelaide Street GPO Box [illegible] Brisbane Queensland 4001
ATLANTA BRISBANE - HOUSTON

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 (08) 9224 0025
Facsimile 61 (08) 9221 2020
Internet http://www.asx.com.au

30 October 2006

Mr Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Level 7
320 Adelaide Street
BRISBANE QLD 4000

By Facsimile: (07) 3371 1105

Dear Justin,

Pryme Oil and Gas Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from $0.43 on 27 October 2006 to $0.64 today.

In light of the price change, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by facsimile on facsimile number (08) 9221 2020. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than 12.00 WST today.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Ben Donovan
Adviser, Issuers (Perth)
Direct Line: (08) 9224 0025

File Number 82-35010

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity PRYME OIL AND GAS LIMITED
ABN 75 117 387 354

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Justin Pettett
Date of last notice	19 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 October 2006
No. of securities held prior to change	1,735,000 Ordinary shares – Pettett Pty Ltd 10,000 Ordinary shares – Infinity One Pty Ltd 10,000 Ordinary shares – Pettett Family Super Fund
Class	$0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008
Number acquired	578,334 – Pettett Pty Ltd 3,334 – Infinity One Pty Ltd 3,334 – Pettett Family Super Fund
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28,916.70 – Pettett Pty Ltd $166.70 – Infinity One Pty Ltd $166.70 – Pettett Family Super Fund

+ See chapter 19 for defined terms.

No. of securities held after change	1,735,000 Ordinary shares – Pettett Pty Ltd 10,000 Ordinary shares – Infinity One Pty Ltd 10,000 Ordinary shares – Pettett Family Super Fund 578,334 $0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008 – Pettett Pty Ltd 3,334 $0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008 – Infinity One Pty Ltd 3,334 $0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008 – Pettett Family Super Fund
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Options under a non-renounceable entitlement rights issue prospectus

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity PRYME OIL AND GAS LIMITED
ABN 75 117 387 354

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ananda Kathiravelu
Date of last notice	11 August 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	First Capital Corporate Ltd, a company of which Ananda Kathiravelu has the capacity through his position as managing director to determine the outcome of decisions about the company's financial and operating policies.
Date of change	27 October 2006
No. of securities held prior to change	20,000 Ordinary shares – Ananda Kathiravelu directly 20,000 Ordinary shares – Ananda Kathiravelu ATF Milo and Jaspa Kathiravelu (children) 4,687,500 Ordinary shares – First Capital Corporate Ltd 3,500,000 $0.20 Options convertible to fully paid ordinary shares on or before 30 June 2008
Class	$0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008
Number acquired	6,667 – Ananda Kathiravelu directly 6,667 – Ananda Kathiravelu ATF Milo and Jaspa Kathiravelu (children) 1,562,500 – First Capital Corporate Ltd

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	\$333.35 – Ananda Kathiravelu directly \$333.35 – Ananda Kathiravelu ATF Milo and Jaspa Kathiravelu (children) \$78,125 – First Capital Corporate Ltd
No. of securities held after change	20,000 Ordinary shares – Ananda Kathiravelu directly 20,000 Ordinary shares – Ananda Kathiravelu ATF Milo and Jaspa Kathiravelu (children) 4,687,500 Ordinary shares – First Capital Corporate Ltd 3,500,000 \$0.20 Options convertible to fully paid ordinary shares on or before 30 June 2008 6,667 \$0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008 – Ananda Kathiravelu directly 6,667 \$0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008 – Ananda Kathiravelu ATF Milo and Jaspa Kathiravelu (children) 1,562,500 \$0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008 – First Capital Corporate Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Options under a non-renounceable entitlement rights issue prospectus

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	

+ See chapter 19 for defined terms.

Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity PRYME OIL AND GAS LIMITED	
ABN 75 117 387 354	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Timothy Ryan Messer
Date of last notice	4 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 October 2006
No. of securities held prior to change	1,700,000 Ordinary shares – Sourcerock Investments LLC
Class	$0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008
Number acquired	566,667
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28,333.35

+ See chapter 19 for defined terms.

No. of securities held after change	1,700,000 Ordinary shares – Sourcerock Investments LLC 566,667 $0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Options under a non-renounceable entitlement rights issue prospectus

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity PRYME OIL AND GAS LIMITED	
ABN 75 117 387 354	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Dickinson
Date of last notice	4 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 October 2006
No. of securities held prior to change	1,700,000 Ordinary shares
Class	$0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008
Number acquired	566,667
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28,333.35

+ See chapter 19 for defined terms.

No. of securities held after change	1,700,000 Ordinary shares 566,667 $0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Options under a non-renounceable entitlement rights issue prospectus

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity PRYME OIL AND GAS LIMITED	
ABN 75 117 387 354	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip Judge
Date of last notice	17 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Anglo Energy Company Inc., a company in which Philip Judge is a shareholder and director
Date of change	27 October 2006
No. of securities held prior to change	4,514,163 fully paid ordinary shares – Anglo Energy Company Inc. 413,850 $0.20 options exercisable on or before 30 June 2008 – Anglo Energy Company Inc.
Class	$0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008
Number acquired	1,504,722
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$75,236.10

+ See chapter 19 for defined terms.

No. of securities held after change	4,514,163 fully paid ordinary shares – Anglo Energy Company Inc. 413,850 $0.20 options exercisable on or before 30 June 2008 – Anglo Energy Company Inc. 1,504,722 $0.40 options exercisable on or before 30 June 2008 – Anglo Energy Company Inc.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Options under a non-renounceable entitlement rights issue prospectus

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

File Number 82-35010

pryme OIL AND GAS

RECEIVED

ASX Announcement **31 October 2006**

September 2006 Quarterly Activity Report

In accordance with Listing Rule 5.2, Pryme Oil and Gas Limited, an oil and natural gas producer and explorer operating in the U.S., is pleased to report on its activities and those of its wholly owned subsidiary, Pryme Oil and Gas Inc., for the three month quarter ending September 2006.

Summary and Highlights

- **Additional interest in the LaSalle Parish Project acquired boosts cash flow by 50%**
- **Second successful delineation test drilled in the LaSalle Parish Project**
- **3D seismic shoot begins in Turner Bayou**
- **Raven and Condor Projects underway – the second and third joint venture projects with Wave Exploration Group**
- **Advisory board appointed to bolster company's expansion**
- **$6.0 million raised to fund Turner Bayou 3D and additional Wave Projects**
- **ADR program up and running in the U.S.A.**
- **Non-executive director appointed**

LaSalle Parish Project

Development in this project has been steady over the last quarter with the completion of the Shirley SU118 No.2 step out well successfully drilled and producing approximately 20 barrels per day to the 100% working interest. The well continues to produce an unusually high level of associated gas, which is inhibiting its fluid-production capability. This occurs from time to time in the region and sometimes requires weeks or months for the gas to "blow down" and bring the oil production to its optimum level. Once this gas cap has been vented, we expect the well to level out at a higher production rate per day, which is more typical for Wilcox production in this area.

We were fortunate enough to purchase an additional stake in the fields contained within the LaSalle Parish Project having the net effect of increasing our production by 50% which in turn has increased our

net cash flow by approximately 50% depending on oil prices. Net oil produced to Pryme's interest is above 1,600 barrels per month or US$96,000 per month in revenue using a $60 per barrel oil price. The additional interest was purchased from Miami-based Anglo Energy Company Inc. on 5 July 2006. The consideration paid was 2,667,000 fully paid shares in Pryme.

The amended working interest for Pryme in the fields within the LaSalle Parish Project is set out below:

Field Name	Existing Interest	Additional Interest	Total Interest	Oil wells
Routh Point Field	10.00%	3.00%	**13.00%**	8
Northwest Rogers Area	10.00%	11.50%	**21.50%**	6
Petro Hunt et al Boot Hill Lease	5.00%	15.20%	**20.20%**	3
Shirley State Area	10.00%	2.40%	**12.40%**	2
Ward Lease	8.25%	0.00%	**8.25%**	2
LA Pacific SU65 Ray 2-6SU 56	8.00%	0.00%	**8.00%**	2

The LaSalle Parish Project production is normally approximately 15,000 barrels of oil per month to the 100% working interest of which Pryme's share of this is set out above. We expect to increase this production rate through development drilling, which is continuing. The first step-out well was drilled on 6 June 2006 in the Shirley State Area called the SU118 No.2. As explained above this well is producing steadily and should increase in production as the gas cap is produced.

The second development well was drilled on 15 September 2006 and was originally called the Coleman No.6, located in the Routh Point Field part of the Project. During the drilling of this well, the drill pipe got stuck resulting in the drill crew having to recover what drill pipe they could, exit the bore hole and skid the rig over 50 feet to re-drill the well. Under the terms of our drilling contract they re-drilled the well for no additional cost. The newly drilled well was re-permitted and is called the Coleman No.7 (See below)

Coleman No.7 well, LaSalle Parish, Louisiana

The well was successfully drilled to a total depth of 4,500 feet (1,371 metres) and encountered shows of oil in eight Wilcox sands, the G-4, G-3, F-2, E-3, C-2, B-4, B-2 and A-2 sands. A core analysis indicated good, commercial permeability and oil saturation in 34 feet of Wilcox sands being the G-4, C-2, B-4, B-2 and A-2. Consequently, the well is being cased for completion in the C-2 sand which is the primary field pay zone. The B-4, B-2 and A-2 zones will be kept as Proved, Undeveloped sands for future re-completion up the hole.

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

The successful oil shows in the Coleman No.7 opens up another development well location to the northeast to be named the Coleman No.8 in order to test the F-2 sand. The F-2 was found in the Coleman No.7 and it is expected that the No.8 will effectively test the F-2.

We expect to drill four more wells before the end of the year, those being two Northwest Rogers wells, one additional Routh Point well and either a Boot Hill or Shirley field well.

Turner Bayou 3-D Seismic Project

Weems Geophysical of Houston, Texas has been contracted to implement the survey and recover the 3D seismic data in Turner Bayou. The 80 square-mile (51,200 contiguous acres) objective coverage of the project is located in an onshore trend area that is highly prospective for oil and gas at several intervals between 2,000 feet and 16,000 feet. This area is on trend with major producing fields, including BP Plc's Port Hudson and Judge Digby fields, which combined have produced almost 1.5 trillion cubic feet of natural gas.

Work on the project began in late September with topographic surveying. Shot holes are currently being drilled to load the charges that will send sound waves through the ground to be received on the surface after reflection from geological strata. The shoot is on schedule from when the company began the project in April 2006. Pryme is the major shareholder in Turner Bayou with a 52% working interest.

The main oil and gas objectives at different depths are: the Miocene and Frio sands; the Cockfield/Yegua and Sparta sands; Wilcox sands; Austin Chalk and the Tuscaloosa sands. Prospective reserves are in the vicinity of 150-180 billion cubic feet ("Bcf") of natural gas from all intervals combined.

We expect the seismic shoot to continue through to January 2007 with data being processed through January and February 2007 with the interpretation soon after that..

Wave Exploration Projects

As previously discussed, the scope of projects being targeted by Wave include large oil and intermediate natural gas reserve targets confirmed with analogue shows or production, and 2-D or 3-D seismic data. Initially Wave and Pryme have a combined working interest of 100 per cent in each of the prospects until we decide to farm out working interests after retaining an interest for ourselves in each prospect. Three projects have been approved for funding, representing 110BCF of prospective reserves in place based on various 3D seismic and offset or analogue production. A summary of the current Wave Exploration projects is outlined below:

pryme
OIL AND GAS

Kestrel Prospect, Calcasieu Parish, Louisiana

Kestrel has been fully leased and is currently being marketed to third parties for sale. There has been real interest in this project as indicated by qualified players, and should result in it being sold quickly. A drill rig will be obtained as soon as the project has been funded.

Kestrel has a two well potential and is located on 300 consolidated acres that will be drilled to 13,500 feet, targeting four "Hackberry" natural gas and condensate (oil) sands. Two wells should effectively drain this objective if permeabilities are encountered that are analogous to consolidated sandstones found in the Hackberry in this general area. Prospective reserves could be in the order of 28.5 billion cubic feet (BCF), according to Wave.

Raven Prospect, Lincoln Parish, Louisiana

The Raven project covers exploration ground in the prolific Cotton Valley and Hosston natural gas trends in Lincoln Parish, Louisiana.

Prospective gas reserves within the Raven Prospect could be in the order of 43.2 billion cubic feet (BCF), according to Wave. Leasing of the prospect acreage has begun and is expected to be finalised by the end of 2006, with the drilling of the first well scheduled to begin end of first quarter of 2007.

The Raven Prospect exists along a very prolific gas fairway of Cotton Valley marine bars in Lincoln Parish. The prospect is targeting 10,000 foot Cotton Valley sands and is located on approximately 4,000 more-or-less consolidated acres. Pryme anticipates that six to ten wells should be sufficient to effectively drain this objective if permeabilities are encountered that are analogous to consolidated sandstones found in the Cotton Valley area.

Condor Prospect, Tuscaloosa Trend, Louisiana

The Condor Prospect is located along the Tuscaloosa Trend in central Louisiana, which in the past eleven years has experienced a resurgence in exploration activity, led by Amoco and now BP Plc. The Condor project area includes multiple Tuscaloosa targets that have historically produced as much as 100 Billion Cubic Feet (Bcf) of gas.

Condor includes lease blocks on two prospects with target depths of 17,500 to18,000 feet. The first location will target multi-zone, "Proven Undeveloped" reserves and the potential exists to drill for deeper sands that are aggressively being pursued by others on trend. The second location will target a seismic-defined up dip location offsetting a well that has produced in excess of 20 BCF to date.

pryme OIL AND GAS

In addition, the potential exists to pursue deeper exploratory opportunities in the southern portion of the project area. The Judge Digby field, on trend with our objectives, has reported significant discoveries in deeper intervals over the past ten years.

A detailed reservoir study commissioned by Wave has been conducted across the field including seismic interpretation, reservoir net pay mapping, and both engineering and log analysis evaluation by outside consultants. The study concludes that 40 to 90 BCF remain in the existing reservoirs. It is believed that the previous operators failed to produce all of the reserves in the fault block due to perforating multiple zones simultaneously, which meant they were thus unable to recognise the lack of contribution from zones that had "sanded up". This occurs across the trend due to the nature of these highly porous and permeable sands. In the early 1990's, Amoco performed the same type of evaluation on trend in a nearby field resulting in additional infill development.

The Directors and the Advisory Board continue to review opportunities.

Advisory Board Appointed

The board of Pryme has established a technical advisory board to assist the company as it advances its suite of exploration projects. The expertise of the advisory board is in addition to the existing management team's 50 years of energy industry experience, which includes uniquely focused local knowledge in Louisiana, Pryme's key area of operations.

The first members of the board are named below. The composition of the advisory board may change as the company develops in the future.

Donald R. Ellison is Pryme's Advisory Director for Petroleum Engineering. Don holds a degree in Petroleum Engineering from the University Of Missouri School Of Mines. His singular domestic career has involved the engineering management of Lake Pasture Field, the third-largest oil and gas reserve in Texas; two significant oil and gas discoveries in Oklahoma that each have cumulative production of several million barrels of oil and several billion cubic feet of natural gas and a successful gas/condensate resource development project in East Texas.

Outside of the U.S., Ellison was the first U.S. citizen to successfully establish a joint venture for the production of oil and associated gas in the former Soviet Union, when in 1989 he entered into oil resource development accords with Tatneft, the state-owned oil and gas company of the Republic of Tatarstan. His company, Ellison Engineering, conducts reservoir engineering studies, project management of oil and gas drilling, completions and production operations, coalbed methane project consulting, plus thermal and wind power project co-development.

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

James R. (Jay) Stewart is Pryme's Advisory Director for Geology, Petroleum Land and Environmental Studies. Jay graduated with Honors from the University of Southern Mississippi in 1982. Stewart holds a Bachelor of Science degree in Geology. His accomplishments and areas of activity include Geologist and Petroleum Land and Environmental Affairs Consultant since December 1983 for various companies in Mississippi, Louisiana, Arkansas, Alabama, Kentucky and Texas. For the past 10 years Stewart has utilised his land and geological talent in aggregating considerable wealth for his own account and for the account of others. He has been focused on oil and gas prospect generation in north Louisiana, during which time Stewart also managed the land and mineral leasing rights for two JV partnerships centred in the Wilcox Basin.

Stewart's consulting work has included working with environmental compliance departments in the states of Alabama, Arkansas, Kentucky, Louisiana and Mississippi. He has represented clients in all environmental aspects, including site testing, evaluation, documentation, proposing test methods and remediation plans acceptable to the State.

Craig J. Sceroler has been named to the board as Pryme's Advisory Director for Exploration. He holds a B.S. degree in Geology from the College of Engineering, Louisiana Tech University.

Over the past eighteen years, Craig has generated prospects in the south Louisiana Miocene trend as well as in the central Louisiana Eocene Wilcox trend. In south Louisiana he holds an 80% success rate with oil and gas completions at Coquille Bay, Bastian Bay, Vermillion Block 14 and LaPlace Fields. In central Louisiana, his success rate has been 65%, with oil and gas completions at Nebo-Hemphill, Routh Point, West Catahoula Lake, Catahoula Lake, Trout Creek, Little Creek, Summerville and Lake Curry Fields as well as new field discoveries that include: Bayou Funny Louis, Mack Branch, Big Branch and Routh Creek Fields.

Sceroler's use of subsurface geology (defined as the correlating and mapping of formations identified by logging previous wells) integrated with the geophysics of 2-D and 3-D seismic data, makes it possible for Pryme to reduce its exploration risk and enhances its efforts in seeking more reserves.

Private Placement to raise $6.0 million

During the past quarter the board of Pryme arranged to place 15,000,000 shares with sophisticated and professional investors both in Australia and overseas in order to raise A$6.0 million. The shares were placed at $0.40 per share with two free attaching options for every three shares subscribed exercisable at $0.40 on or before the 30 June 2008.

The funds raised from the issue will be used to fund the shooting and subsequent processing of 80 square miles (51,200 acres) of 3-D seismic data in Pryme's 3-D seismic Project in South Central Louisiana, named Turner Bayou. In addition, capital raised will be used to fund the ongoing leasing, acquisition and ancillary 2-D and 3-D seismic in the Wave Exploration Joint Venture Projects.

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

ADR program up and running in the U.S.A.

A major accomplishment during the quarter was the signing of an agreement to have Pryme stock quoted in the United States through an issue of American Depositary Receipts (ADRs) launched through our sponsor Bank of New York.

Pryme received an Information Supplying Exemption (Rule 12g3-2(b)) from the Securities and Exchange Commission to trade the ADRs, which will be quoted on an Over the Counter (OTC) exchange. The company joins Australian oil and gas companies such as Woodside Petroleum Ltd., Santos Ltd. and Petsec Energy Ltd., which all have ADRs quoted on U.S. exchanges.

The ADR program is part of a broader plan to access U.S. financial markets and expand Pryme's shareholder base, which will help to strengthen the company's profile. It is an important step towards the company's objective of listing on more than one of the major U.S. exchanges. Pryme Chairman John Dickinson and Chief Operations Officer Ryan Messer are based in the U.S., along with the majority of Pryme's operational support team and advisory board. This enables the team to promote Pryme more effectively in the company's country of operation.

ADRs are commonly used to allow U.S. investors to buy securities issued by non-U.S. companies. An ADR is created when a broker purchases the company's shares on the company's home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank to issue Depositary Receipts. Depositary Receipts may trade freely, just like any other security, on the U.S. Over-the-Counter (OTC) and other U.S. market exchanges. Under the Information Supplying Exemption, also known as Rule 12g3-2(b), the SEC exempts non-U.S. companies wishing their shares to be traded in the U.S. from the full requirements of periodic SEC reporting. The Rule 12g3-2(b) exemption, can be obtained by those non-U.S. corporations that are not seeking a listing on a U.S. exchange, and are not intending to launch a public offering of their securities in the U.S.

Non-executive director appointed

As Pryme's asset base and shareholder base expands it is important to appoint further independent directors as outlined by the corporations act. We were pleased to announce in this past quarter the appointment of Mr. Philip Judge as a non-executive director of the company. Mr. Judge has been involved in international business for more than 20 years. He is third generation of a family that has had substantial involvement in the commodities and precious metals markets. Mr. Judge has extensive experience having worked, researched, written and lectured on the base and precious metals and commodities markets for more than a decade.

Mr, Judge is a founding director of The Anglo Far-East Company, an international gold and silver trading and custodial company. He has worked as a trustee, investment strategy advisor and researcher with numerous qualified sophisticated investors and private venture capitalists worldwide.

pryme OIL AND GAS

Mr. Judge became involved in the oil and gas industry in 2004 in his capacity as director of the Anglo Energy Company. The Anglo Energy Company is an investment company that specialises in the upstream U.S. oil and gas sector and is comprised of sophisticated professional investors domiciled globally. It owns several strategic oil and gas assets in Oklahoma and Louisiana outside of Pryme and is the second largest shareholder of Pryme.

Mr. Judge brings more than 23 years of business management and promotion skills to the board of Pryme as we venture into the U.S. market. He has personally been involved in the U.S. oil and gas industry for the past four years.

We are excited to have Philip join the board of Pryme. His experience and knowledge base in international business and the broader commodities sector will certainly be an asset to the company.

For further company information please visit our website at www.prymeoilandgas.com or contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Partners
Telephone: +61 02 8281 3237
Email: dudley@sandp.com.au

philRule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Pryme Oil and Gas Limited

ABN	Quarter ended ("current quarter")
75 117 387 354	30 September 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (..9.....months) $A'000
1.1	Receipts from product sales and related debtors	333	433
1.2	Payments for (a) exploration and evaluation	(2,486)	(3,267)
	(b) development	-	-
	(c) production	(213)	(269)
	(d) administration	(228)	(588)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	3	8
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(2,591)	(3,683)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	(4,182)
	(b)equity investments	-	-
	(c) other fixed assets	-	(8)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	(606)	(875)
1.11	Loans repaid by other entities	269	269
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(337)	(4,796)
1.13	Total operating and investing cash flows (carried forward)	(2,928)	(8,479)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(2,928)	(8,479)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	4,592	11,465
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (provide details if material)		
	Net financing cash flows	4,592	11,465
	Net increase (decrease) in cash held	1,664	2,986
1.20	Cash at beginning of quarter/year to date	1,302	-
1.21	Exchange rate adjustments to item 1.20	(33)	(53)
1.22	**Cash at end of quarter**	2,933	2,933

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	89
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

The issue of 2,666,667 fully paid ordinary shares valued at $0.75 each to Anglo Energy Company Inc. for an additional interest in the LaSalle Parish Project.

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	2,000,000
4.2	Development	-
	Total	2,000,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	2,933	1,302
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	2,933	1,302

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased	LaSalle Parish Project	An interest in 22 producing oil wells in LaSalle Parish Louisiana	See Annexure A	See Annexure A

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	70,072,363	70,072,363		
7.4	Changes during quarter (a) Increases through issues	2,667,000 14,000,000 1,000,000	2,667,000 14,000,000 1,000,000	$ 0.75 $0.40 $0.40	$0.75 $0.40 $0.40
	(b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*	N/A			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date*
7.8	Issued during quarter	5,000,000 12,333,333 666,667	 12,333,333 666,667	$0.20 $0.40 $0.40	30 June 08 30 June 08 30 June 08
7.9	Exercised during quarter	325,000	325,000	$0.20	$0.20
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*	N/A			

+ See chapter 19 for defined terms.

7.12	**Unsecured notes** *(totals only)*	N/A	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: .....31 October 2006...........
(Director)

Print name: Justin Pettett.

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Annexure A

Field Name	Existing Interest	Additional Interest	Total Interest	Oil wells
Routh Point Field	10.00%	3.00%	**13.00%**	7
Northwest Rogers Area	10.00%	11.50%	**21.50%**	6
Petro Hunt et al Boot Hill Lease	5.00%	15.20%	**20.20%**	3
Shirley State Area	10.00%	2.40%	**12.40%**	2
Ward Lease	8.25%	0.00%	**8.25%**	2
LA Pacific SU65 Ray 2-6SU 56	8.00%	0.00%	**8.00%**	2

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity PRYME OIL AND GAS LIMITED	
ABN 75 117 387 354	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Timothy Ryan Messer
Date of last notice	27 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 November 2006
No. of securities held prior to change	1,700,000 Ordinary shares – Sourcerock Investments LLC 566,667 $0.40 Options – Sourcerock Investments LLC - convertible to fully paid ordinary shares on or before 30 June 2008
Class	American Depository Receipts (ADR's) – one ADR equals twenty Ordinary shares in Pryme
Number acquired	555 ADR's (11,100 Ordinary shares) – Sourcerock Investments LLC
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$3,951,99 ($3,003.51)

+ See chapter 19 for defined terms.

No. of securities held after change	1,700,000 Ordinary shares – Sourcerock Investments LLC 566,667 $0.40 Options – Sourcerock Investments LLC - convertible to fully paid ordinary shares on or before 30 June 2008 555 ADR's (11,100 Ordinary shares) – Sourcerock Investments LLC
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

File Number 82-35010

pryme OIL AND GAS

RECEIVED

Pryme Oil & Gas Announces Full Syndication Commitment of Large Natural Gas Project in Louisiana

Drilling Expected to Commence in the Second Quarter of 2007

Atlanta, Georgia, December 14, 2006 - Pryme Oil and Gas Limited (ASX: PYM / OTC: POGLY), an oil and natural gas producer and explorer operating on shore in the U.S. with interests and focus in the Gulf States and Texas, is pleased to announce that its first joint venture project with Wave Exploration Group, the Raven Project, has been fully syndicated, with Pryme retaining a 40% working interest in this large natural gas project. Drilling is expected to commence in the 2nd Quarter of 2007. Pryme would also like to announce the appointment of Taylor Rafferty, a New York-based Investor Relations (IR) firm to support its U.S. ADR program.

Raven Project

The Raven Project consists of drilling in the fairway of the prolific Cotton Valley natural gas trend in northern Louisiana. Pryme has elected to retain an undivided 40% of the project for its own account, which includes a carried working interest, because of the favorable risk-to-reward ratio that characterizes this region. The remaining 60% will be held by an experienced, highly successful local operator, Nelson Energy of Shreveport, Louisiana.

Under the participation agreement with Nelson, Pryme will receive all of the capital spent in funding the acquisition of leases and geophysical data, plus the geology and the geophysical studies required by the project, plus US$96,000 in cash, an 8% carried working interest in the leases to the casing point in the first two wells and an average 2.80% overriding royalty interest in the entire project.

Each well in the Raven Project is expected to be drilled to a depth of approximately 10,000 feet to penetrate two primary objectives in the Cotton Valley formation, at an estimated cost of US$2.3 million per well to the 100% working interest (US$920,000 net to Pryme's interest.) The project has been classed as an "engineering play" to the extent that more emphasis is given to the drilling and completion techniques and production of the well, as generally most wells in the area will produce natural gas. Expected reserves to be proven from each well drilled, based on conservative analogue production and drainage of wells in the area, is 5.0 billion cubic feet (BCF) per well. This would result in approximately US$8,550,000 (US$3,420,000 net to Pryme's interest) in the ground "un-produced gas" value per well using a gas price of US$2.50 per MCF *in situ*. On a produced-gas, current net operating income basis the "in-ground" production could be much larger than the current estimate.

Approximately ten drilling locations have been identified in the project thus far, with the leasing of acreage continuing to expand the project size beyond its original scope. Prospective gas reserves to the 100% working interest within the Raven Prospect could be on the order of 50 BCF (20.0 BCF net to Pryme) according to Wave, based on 5.0 BCF per well.

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

"With improved drilling and reservoir stimulation technology, and an experienced local operator we expect the well success rate in these locations to be quite high. We are also happy to report that the project is ahead of schedule with drilling poised to begin as early as April 2007," said Pryme CEO, Justin Pettett.

Mr. Pettett also said: "We secured this project when gas prices were relatively low, which gives Pryme a solid opportunity to capitalize on recent increases in gas prices, which are now in excess of US$8.00/MCF. The success of this project should result in significant proven gas reserves for Pryme and ultimately have a positive impact on cash flow and EPS. Pryme's access to key partnerships and projects on the ground in the U.S. are evident in a project such as Raven."

Taylor Rafferty Appointed to Implement Comprehensive Financial Communications Program

We are pleased to announce that New York-based Taylor Rafferty has been appointed as Pryme's Investor Relations (IR) firm. Taylor Rafferty offers a full range of advisory and operational support to help its clients more effectively access the capital markets. This partnership will serve to communicate Pryme's growth in both the U.S. and Australia, with the primary objective of increasing the Company's profile in the North American capital markets.

"Taylor Rafferty has an established record of success in providing financial communications services to a premier list of clients including several major global oil & gas companies. We believe that by consistently communicating Pryme's story to the right audience we will create substantial interest in our company, generate long term value for shareholders and help attain a standing goal of continually increasing the liquidity of our stock" said Pryme's U.S.-based President Ryan Messer.

Further information about Taylor Rafferty can be found at www.taylor-rafferty.com.

The directors and management team at Pryme are actively working on the remainder of the Wave Joint Venture Prospects namely Kestrel and Condor. In addition Pryme will soon announce further details of proposed drilling in the LaSalle Parish Project and we continue to review and progress further opportunities to add shareholder value.

For further information please contact:

Justin Pettett
Chief Executive Officer
Pryme Oil and Gas Limited
Telephone: +61 7 3371 1103
Email: justin@prymeoilandgas.com

Ryan Messer
President
Pryme Oil and Gas Inc
Telephone: +1 404 429 9939
Email: ryan@prymeoilandgas.com

Pryme Oil and Gas Limited is an Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director), Ananda Kathiravelu (Non Executive Director) and Philip Judge (Non Executive Director).

File Number 82-35010

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pryme Oil & Gas Limited

ABN

75 117 387 354

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	40 cent options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,350,538
3	Principal terms of the +securities (eg. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercisable at $0.40 per share, expiry 30 June 2008

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued on exercise of option rank equally in all respects from the date of allotment
5	Issue price or consideration	5 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shortfall of options from proceeds raised from the entitlement options rights entitlement issue.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 December 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
70,062,363	Ordinary shares
36,354,502	$0.40 Options expiring on 30 June 06

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,675,000 10,000	$0.20 Options expiring on 30 June 2008 Partly Paid Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	None

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 December 2006
(Managing Director)

Print name: Justin Pettett

== == == == ==

+ See chapter 19 for defined terms.

File Number 82-35010

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

14 December 2006

Pryme Oil and Gas Limited

TRADING HALT

The securities of Pryme Oil and Gas Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 18 December 2006 or when the announcement is released to the market.

Security Code: PYM
PYMO

Ben Donovan
Adviser, Issuers (Perth)

pryme OIL AND GAS

14th December 2006

Mr. B Donovan
Adviser
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

By Email

Dear Ben

TRADING HALT

The Board of Pryme Oil and Gas Limited requests a trading halt pending an announcement by the Company today at its shareholder general meeting.

The Board anticipate making the announcement today shortly after the meeting concludes today which starts at 10.00am in Perth.

The Board is not aware of any reason why the trading halt should not be granted.

Yours sincerely

Justin Pettett
Managing Director

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

File Number 82-35010

pryme OIL AND GAS

14th December 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RESULTS OF GENERAL MEETING

Pryme Oil and Gas Limited (**Company**) is pleased to advise that all of the resolutions considered at the General Meeting of shareholders held on 14 December 2006 were passed on a show of hands.

Proxies were received for 48 shareholders representing 16,404,953 shares, being 23.4% of the Company's issued shares. In accordance with Section 251AA of the Corporations Act and Listing Rule 3.13.2 the details of each resolution are set out in the following proxy summary.

Resolution 1 – Re-Election of Director – Mr Philip Judge

In Favour	Against	Abstention	Total
16,404,953	Nil	Nil	16,404,953

Resolution 2 – Ratification of Prior Issue of Shares

In Favour	Against	Abstention	Total
16,404,953	Nil	Nil	16,404,953

Resolution 3 – Ratification of Prior Issue of Shares

In Favour	Against	Abstention	Total
16,404,953	Nil	Nil	16,404,953

Resolution 4 – Entry of Agreement

In Favour	Against	Abstention	Total
14,704,953	Nil	Nil	16,404,953

Yours faithfully

Matt Fogarty
Company Secretary

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

File Number 82-35810

OIL AND GAS

Third Development Well Spudded in LaSalle Parish Project

Atlanta, Georgia, December 19, 2006 - Pryme Oil and Gas Limited (ASX: PYM / OTC: POGLY), an oil and natural gas producer and explorer operating on shore in the U.S. with interests and focus in the Gulf States and Texas, is pleased to announce that it has spudded the Northwest Rogers No.17 development oil well in the LaSalle Parish Project. A second development well (NWR No.16) is expected to be drilled before the end of December 2006.

The NWR No.17 well was spudded on Monday the 18th of December (US Central time) by the operator Belle Oil (Belle). The well will be drilled to a depth of 1,700 feet (518.16 metres) in an effort to establish oil production in the Cockfield formation. Surface casing has been set, with drilling continuing to the target depth which is estimated to be reached within 48 hours. Production from the present six Petro-Hunt NWR wells is averaging approximately 105 barrels of oil per day. This field produces low gravity oil combined with the high permeability and porosity of the sand which typically results in a very long life of the wells in excess of 25-30 years. This low gravity characteristic restricts the drainage patterns to within 150-200 feet of the well bores. Therefore several additional infield locations such as the NWR No.17 and No.16 are necessary to adequately drain this reservoir.

The NWR No.17 will be drilled approximately 250 feet south of the NWR No.4 and 250 feet northwest of the No.1 (see attached survey plat.) The location for the No.16 is staked approximately 250 feet northeast of the NWR No.6 and 250 southeast of the No.7. Pryme owns a 21.85% working interest (16.39% net revenue interest) in the North West Rogers No.17 and No.16.

"If successful, oil produced from the NWR No.17 and NWR No.16 will add to Pryme's monthly net oil production and subsequent cash flow into the company in order for us to achieve our target of A$2.0 in net operating income per annum into the company by the end of 2006 as indicated to shareholders earlier in the year," Pryme Chief Executive Officer Justin Pettett said.

The directors and management team at Pryme are actively working on other oil projects in the LaSalle Parish area to add shareholder value. Details of this effort should be announced early in 2007.

For further information please contact:

Justin Pettett
Chief Executive Officer
Pryme Oil and Gas Limited
Telephone: +61 7 3371 1103
Email: justin@prymeoilandgas.com

Ryan Messer
President
Pryme Oil and Gas Inc
Telephone: +1 404 429 9939
Email: ryan@prymeoilandgas.com

Pryme Oil and Gas Limited is an Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director), Ananda Kathiravelu (Non Executive Director) and Philip Judge (Non Executive Director).


CUMULATIVE PRODUCTION thru 7/05
Total
Fine Filled Channel Scour acting as trap for Reservoir
31
T7N-R3E
T6N-R3E
6
OMNI
ROGERS FIELD
(Northwest Rodgers Area)
Section 6, T6N-R3 E and Section 31, T7N-R3E
LaSalle Parish, Louisiana
Structural/Stratigraphic Map of the Producing Cockfield Sand
Contour Interval: 10'

File Number 82-35010

PRYME OIL AND GAS

RECEIVED

Oil Found in NWR No.17 in LaSalle Parish Project

Drilling Continues on Fourth Development Well

Atlanta, Georgia, December 20, 2006 - Pryme Oil and Gas Limited (ASX: PYM / OTC: POGLY), an oil and natural gas producer and explorer operating on shore in the U.S. with interests and focus in the Gulf States and Texas, is pleased to announce that it has encountered 23 feet of excellent oil sand in the Northwest Rogers No.17 well that was logged today. The rig is currently moving to drill the next development well, the Northwest Rogers No.16, in the LaSalle Parish Project and is expected to be spudded tomorrow, 20 December in the USA.

Commercial oil shows found in NWR No. 17

Belle Exploration (Belle), the field operator, has advised that the Northwest Rogers No.17 well was successfully drilled to a total depth of 1,683 feet (513 metres). A dual induction sonic log from 1,683 feet (513 metres) to the base of the surface casing of 169 feet and 24 sidewall cores were taken to be analyzed between the interval 1,316 feet through to 1,462 feet. The log and the cores revealed 23 feet of excellent oil sand in the "3rd Cockfield" at 1,439 feet – 1,462 feet. There is no oil/water contact and the resistivity in this interval reached nine (9) ohms, a clear indication of pure hydrocarbons in a very permeable sandstone.

When a sand package is determined to be "between shale", as in this case, it typically means the well can achieve higher production rates by preventing oil migration into other "up-dip" sands and water encroachment into the producing zone. The core and log analyses indicated excellent permeability and no signs of depletion from the adjacent producing wells, making the decision to run production casing and complete the well an easy one.

"We are very pleased with the results from our analysis of the pay sand. Because there are no signs of depletion from offset production, it provides the opportunity for more low-risk drilling locations than first expected, which should result in increased oil production and earnings for Pryme," said Pryme's US-based President Ryan Messer.

Typical production rates from wells in and near the same field completed in the 3rd Cockfield Sand have been 25-35 barrels of oil per day initially, with a sustainable rate of 18-22 barrels of oil per day over a thirty year period. At a sustained production rate of 20 barrels of oil per day and a US$60 oil price, this additional well should generate approximately US$66,500 per annum in operating income (approximately a 9% increase in total cash flow for Pryme) net to Pryme's interest. Pryme has a 21.85% working interest (16.39% net revenue interest) in the NWR 17 well.

Fourth development well spudded in LaSalle Parish Project

After setting production casing on the NWR No.17, the rig will then drill the NWR No.16 which is expected to be spudded on 20 December, US Central time, by Belle. The well will be drilled to an

approximate depth of 1,700 feet (518.16 metres) in an effort to establish oil production in the Cockfield formation. As with the NWR No.17, it is estimated that target depth will be reached within 48 hours of the well being spudded. It is still unknown in this field to what extent the reservoir extends to the south east which, when tested, could open up a brand new play and further oil reserves for Pryme.

The NWR No.16 will be drilled approximately 250 feet northeast of the NWR No.6 and 250 southeast of the No.7 (see attached survey plat.). Pryme owns a 21.85% working interest (16.39% net revenue interest) in the North West Rogers No.16.

The directors and management team at Pryme are actively working on other oil projects in the LaSalle Parish area to add shareholder value. Details of this effort should be announced early in 2007.

For further information please contact:

Justin Pettett
Chief Executive Officer
Pryme Oil and Gas Limited
Telephone: +61 7 3371 1103
Email: justin@prymeoilandgas.com

Ryan Messer
President
Pryme Oil and Gas Inc
Telephone: +1 404 429 9939
Email: ryan@prymeoilandgas.com

Pryme Oil and Gas Limited is an Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director), Ananda Kathiravelu (Non Executive Director) and Philip Judge (Non Executive Director).


CUMULATIVE PRODUCTION thru 7/05
Total
Fine Filled Channel Scour acting as trap for Reservoir
T7N-R3E
T6N-R3E
31
6
ROGERS FIELD
Section 6, T6N-R3 E and Section 31, T7N-R3E
LaSalle Parish, Louisiana
Structural/Stratigraphic Map of the Producing Cockfield Sand

File Number 82-35010

pryme OIL AND GAS

Success Again with Oil Found in NWR No.16 in LaSalle Parish Project

Two out of two NW Rogers wells find oil and Coleman No.7 flowing 65 barrels per day

Atlanta, Georgia, December 22, 2006 - Pryme Oil and Gas Limited (ASX: PYM / OTC: POGLY), an oil and natural gas producer and explorer operating on shore in the U.S. with interests and focus in the Gulf States and Texas, is pleased to announce that it has encountered 22 feet of excellent oil sand in its second well drilled in the last 7 days, the Northwest Rogers No.16 well that was logged today. The recently completed Coleman No.7 well is flowing at a rate of 65 barrels per day and increasing with no water on an 11/64th choke.

Commercial oil shows found in NWR No. 16

Belle Exploration (Belle), the field operator, has advised that the second Northwest Rogers well the NWR No.16 was successfully drilled to a total depth of 1,614 feet (512 metres). A dual induction sonic log from 1,606 feet (510 metres) to the base of the surface casing of 169 feet and 24 sidewall cores were taken to be analyzed. The log and the cores revealed 22 feet of excellent oil sand in the "3rd Cockfield" at 1,443 feet – 1,464 feet. There is no oil/water contact and the resistivity in this interval reached seven (7) ohms, again like the NWR No.17, is a clear indication of pure hydrocarbons in a very permeable sandstone.

The core and log analyses indicated excellent permeability, making the decision to run production casing and complete the well an easy one.

"Christmas has come early for Pryme shareholders with the success of our second oil development well in the Northwest Rogers Field. This new well gives further confirmation of the strength of this field. These last two wells, based on the existing analogue production in the field, should boost net cash flows for Pryme close to 18% which is significant in our opinion," said Pryme's CEO Justin Pettett. "Coupled with the better-than-expected flow rate of the Coleman No.7, which was drilled earlier last month, we are certainly looking forward to a very strong start to 2007."

Typical production rates from wells in and near the same field completed in the 3rd Cockfield Sand have been 25-35 barrels of oil per day initially, with a sustainable rate of 18-22 barrels of oil per day over a thirty year period. At a sustained production rate of 20 barrels of oil per day and a US$60 oil price, this additional well should generate approximately US$66,500 per annum in operating income (approximately a 9% increase per well in total cash flow for Pryme) net to Pryme's interest. Pryme has a 21.85% working interest (16.39% net revenue interest) in the NWR No.16 well.

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

Increasing flow from Coleman No.7

The Coleman No.7 development well was completed and brought into production seven (7) days ago with flow rates increasing daily to its current level of 65 barrels of oil per day with no water on an 11/64th choke and tubing pressure of 125 pounds. Most Middle-Wilcox wells do not produce without pumping units or other stimulation. In this case, the well is flowing on its own. We expect the rate to level out somewhere between 65 and 75 barrels per day as is the case with the other Coleman wells in the Routh Point field that produced in a similar manner in their initial phase.

The Coleman No.7 was drilled to a depth of 4,500 feet (1,371 meters) and encountered shows of oil in eight Wilcox sands, the G-4, G-3, F-2, E-3, C-2, B-4, B-2 and A-2 sands. The well is currently flowing from the C-2 formation with three (3) additional sands "up the hole" for future production. The successful completion and production of oil in the Coleman No.7 opens up another development well location to the northeast named the Coleman No.8 in order to test the F-2 sand. The F-2 was found in the Coleman No.7 and it is expected that the No.8 will effectively test the F-2.

Pryme has a 13% working interest (9.75% net revenue interest) in the Coleman No.7.

The directors and management team at Pryme are actively working on further oil projects in the LaSalle Parish area to add shareholder value. Details of this project should be announced early in 2007.

For further information please contact:

Justin Pettett
Chief Executive Officer
Pryme Oil and Gas Limited
Telephone: +61 7 3371 1103
Email: justin@prymeoilandgas.com

Ryan Messer
President
Pryme Oil and Gas Inc
Telephone: +1 404 429 9939
Email: ryan@prymeoilandgas.com

Pryme Oil and Gas Limited is an Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director), Ananda Kathiravelu (Non Executive Director) and Philip Judge (Non Executive Director).

File Number 82-35010

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pryme Oil & Gas Limited

ABN

75 117 387 354

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	200,000
3	Principal terms of the +securities (eg. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The shares issued will rank equally with the existing class of ordinary shares
5	Issue price or consideration	$ 40,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 January 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
70,262,363	Ordinary shares
36,354,502	$0.40 Options expiring on 30 June 2008

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,475,000	$0.20 Options expiring on 30 June 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	None

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signhere: .... Date: 9 January 2007
(Managing Director)

Print name: Justin Pettett

== == == == ==

+ See chapter 19 for defined terms.

File Number 82-35010

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity PRYME OIL AND GAS LIMITED	
ABN 75 117 387 354	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip Judge
Date of last notice	27 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Anglo Energy Company Inc., a company in which Philip Judge is a shareholder and director
Date of change	8 January 2007
No. of securities held prior to change	4,514,163 fully paid ordinary shares – Anglo Energy Company Inc. 413,850 $0.20 options exercisable on or before 30 June 2008 – Anglo Energy Company Inc.
Class	Fully Paid Ordinary Shares
Number acquired	51,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$27,540

+ See chapter 19 for defined terms.

No. of securities held after change	4,565,163 fully paid ordinary shares – Anglo Energy Company Inc. 413,850 $0.20 options exercisable on or before 30 June 2008 – Anglo Energy Company Inc. 1,504,722 $0.40 options exercisable on or before 30 June 2008 – Anglo Energy Company Inc.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

File Number 82-35010

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity PRYME OIL AND GAS LIMITED	
ABN 75 117 387 354	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Justin Pettett
Date of last notice	27 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 January 2007
No. of securities held prior to change	1,735,000 Ordinary shares – Pettett Pty Ltd 10,000 Ordinary shares – Infinity One Pty Ltd 10,000 Ordinary shares – Pettett Family Super Fund 578,334 $0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008 – Pettett Pty Ltd 3,334 $0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008 – Infinity One Pty Ltd 3,334 $0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008 – Pettett Family Super Fund
Class	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

Number acquired	20,000 – Pettett Family Super Fund
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,514.40
No. of securities held after change	1,735,000 Ordinary shares – Pettett Pty Ltd 10,000 Ordinary shares – Infinity One Pty Ltd 30,000 Ordinary shares – Pettett Family Super Fund 578,334 $0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008 – Pettett Pty Ltd 3,334 $0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008 – Infinity One Pty Ltd 3,334 $0.40 Options convertible to fully paid ordinary shares on or before 30 June 2008 – Pettett Family Super Fund
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

File Number 82-35010

pryme OIL AND GAS



pryme times
Quarterly Shareholder Newsletter Issue: 3 December 2006

Welcome Message

Firstly I would like to take this opportunity to wish you all a very happy and prosperous 2007! For Pryme, 2007 is "game on" as some of our large exploration projects come to their fruition enabling our drilling program to begin. The impact that successful current exploration projects will have on the value of this company and its market cap should be a real "step-up", and we look forward to realizing that gain as drilling commences as early as Q2.

Our 51,000 acre Turner Bayou Project is progressing well, with the recording of seismic data and processing scheduled to begin next month. The first Wave joint venture project, Raven, has been fully syndicated through partnering with the highly respected and experienced operator, Nelson Energy of Shreveport Louisiana.

As expected, the LaSalle Parish project continues to play out as originally conceived, with the successful drilling of three more development wells. This project continues to form an important and stable base of production and revenue for the company in order to fund its day-to-day operations, in addition to the self-funding of LaSalle's ongoing development.

Our loyalty options began trading on the ASX this quarter under the ticker code PYMO. They have been an overwhelming success with the value from issue price increasing five fold for shareholders. We have well over $4 million in the bank and growing from current revenues plus cash, carried working interests and overrides derived from the Wave projects which should increase this position further.

We are excited about the coming quarter as we begin to pursue some of our larger exploration targets that contain significant upside for shareholders and look forward to keeping you up to date along the way.



Regards,

Justin Pettett
CEO/Managing Director

Quarterly Highlights

- NWR No.16 and No.17 oil wells successfully drilled
- Coleman No. 7 recently completed and flowing 70BOPD
- 3-D seismic data acquisition continues in Turner Bayou
- First Wave JV, the Raven Prospect, fully syndicated with Pryme retaining 40% working interest
- Issue and trading of Loyalty Options an overwhelming success
- Shareholders approve strategic alliance with drilling contractor

Key Dates

Q1 (Jan/Feb/March)

- Northwest Rogers No.16 and No.17 completed and put into production
- Further development and step-out oil wells to be drilled in LaSalle Parish Project
- Recording of 3-D data and prospect generation in Turner Bayou
- Kestrel, when fully syndicated, ready to drill late in Q1
- First Raven test well preparing site to be drilled to 10,000 feet
- Condor, if fully syndicated ready to drill Q2

Delivering on promises - Oil production increased in LaSalle Parish

We think the very first step in launching a new oil and gas company is not to take unusual exploration risk with Pryme's investor funds. We were able to do that from the start by contributing the relationships we have developed during the past six years in the "Middle Wilcox" oil province in LaSalle Parish Louisiana.

The Middle Wilcox is a series of "stacked" sandstone formations at depths between 1,400 feet and 5,000 feet that typically hold oil, associated gas and formation water. This province is characterized by a very long producing life. Once the exploration phase is complete, what remains is to delineate and develop the fields that have been discovered. It is exactly in this latter phase where Pryme finds itself.

True to its word, Pryme has drilled four successful wells in this play since taking its share of ownership in April of 2006. Several more development and step-out wells are planned throughout 2007 to further increase production and the cash flow for the company. This project allows Pryme to stand on its own two feet whilst covering the ongoing development costs of this project from its own revenues.


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0.10
0.05
23Oct
06Nov
20Nov
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pryme
OIL AND GAS

December Quarter Performance of Pryme Option Price (ASX Code: PYMO)

Pryme in the News

Shares in Pryme Oil & Gas Ltd. jumped as much as 17 percent, after the company said it found oil in a well in Louisiana. The Northwest Rogers No. 17 well in the LaSalle Parish project found 23 feet of "excellent" oil sand. The shares, which were sold to the public at 20 cents each in April, were at 60.5 cents at 1:48 p.m. Sydney time.

Angela Macdonald-Smith,
Bloomberg
20 December 2006

SANTOS may be shedding its US oil interests, but to smaller operators the appeal of the oil-hungry nation's oil industry remains compelling. Pryme's business is underpinned by its minority stake in LaSalle Parish, a clump of 22 wells which chug out 15,000 barrels per month, generating about $US1.5 million ($1.9 million) of cash flow for Pryme. Pryme's exploration efforts include a 52 per cent share in the 20,000ha Turner Bayou, "a very hot area in central Louisiana". We rate Pryme a SPECULATIVE BUY, especially as the renewed interest in US oil assets makes it a Pryme target.

Tim Boreham, The Australian
15 December 2006

Those that performed well included Pryme Oil & Gas (up 215 per cent). The average return for Queensland stocks in a list compiled earlier this month by Deloitte was 48 per cent, above Australia's average of 44 per cent.

Liam Walsh, The Courier-Mail
11 December 2006

Loyalty Options a Success

Pryme recently offered a loyalty entitlement option to existing shareholders of 1 option for every 3 shares held in the company at an issue price of $0.05 each. The options began trading on the ASX on 23 October 2006 under the ticker symbol PYMO. They have been an overwhelming success with the value from issue price increasing five fold to $0.25 cents per option, an increase of 500%.

Pryme retains 40% WI in Raven Prospect

Someone once said: "Luck is what happens when preparation meets opportunity". This is an example of that kind of luck, derived from Pryme's years of relationship-building in this business and in this part of the United States.

This project arrives in Pryme's portfolio at a perfect time in the company's growth phase. This is because of the very favorable "risk-to-reward" ratio that characterizes the "Cotton Valley" natural gas trend. That is to say - relatively low risk with a relatively predictable outcome in terms of gas reserves per well drilled.

The Cotton Valley formation is an old sandy beach front that is unusually large in terms of its volume, covering miles and miles of deposition extending over northern Louisiana and East Texas. It is mostly saturated with sweet natural gas and condensate, with reserves and production based on the permeability of the reservoir that is penetrated by each well.

The 10,000 foot depth of the Cotton Valley isn't cheap to drill and complete, but the important reserves obtained are a perfect low-risk addition to our Balance Sheet.



The Demand for Commodities

Today's resource and commodities sectors are unique over most other market sectors. Regardless whether its crude oil, copper, iron ore, uranium or silver; supply is finite and tangible. Demand on the other hand is locked in; global and growing.

In these sectors, supply does not quickly expand to meet increasing demand or higher prices. Copper or uranium as an example will typically take one or more decades from their original discovery as a resource before the first pound of that commodity is ever commercially recovered and brought to the market.

Through the late 1980's and 90's, global exploration of all our vital commodities fell to the lowest levels in decades. Now in the 2000's, as we are facing a global boom and growing demand in commodities and energy, we are only now just beginning to see the supply restricting effects of low commodity exploration throughout the 90's.

Despite short-term price fluctuations, the global effects of booming demand and relatively slower supply increases point to higher energy and commodity prices in the medium to longer term.

Drill rigs secured for the next 5 years for Pryme projects

Many people asked how Pryme was going to be able to execute on its larger scale projects with the tight availability of drilling rigs. Pryme answered back by establishing a five year agreement with Golden West Drilling where Pryme has the right of first call to utilize GWD's versatile rigs to drill wells for its benefit. Pryme realizes that having immediate access to one or more rigs is as crucial to business as having the prospects to drill. From the highly experienced staff to the reliability of the equipment, Pryme sees this relationship as one that will help it deliver on-time execution in the field while increasing its reserve base.

Q&A for Pryme Times

Q How much will it cost Pryme to participate in the Raven Project?

A Each well in the Raven Project is expected to be drilled to a depth of approximately 10,000 feet to penetrate two primary objectives in the Cotton Valley formation. The estimated cost to drill and complete each well, net to the 100% working interest is US$2.3 million (US$920,000 net to Pryme's interest.) The project is classified as an "engineering play" to the extent that more emphasis is given to the drilling and completion techniques and production of the well, as generally most wells in the area will produce natural gas and condensate.

Q What are the prospective reserves and what financial significance does the Raven Project have for Pryme?

A Expected reserves to be proven from each well drilled, based on conservative analogue production and drainage of wells in the area, is 5.0 billion cubic feet (BCF) per well. This would result in approximately US$8,550,000 (US$3,420,000 net to Pryme's interest) in the ground "un-produced gas" value per well using a gas price of US$2.50 per MCF in situ. On a produced-gas, current net operating income basis the "in-ground" gas and condensate, when produced, will more than likely be much more valuable than the in situ estimate because natural gas prices in the U.S. have been at or near US$6/Mcf for most of the past year and a half.

Q Are there any additional projects on the horizon for Pryme?

A We are always evaluating projects while keeping a keen focus on the activities that we have up and running. As a general rule of thumb, our engineers and geologists reject ten projects for every one project we decide to evaluate further. Out of the ones that make it through "Round One" of the evaluation sequence, approximately 50% of these are taken up resulting in a one-in-twenty ratio. We are currently reviewing an oil exploration project in LaSalle Parish with potential of close to two million barrels. The project would require only modest capital outlay, with drilling wells to a nominal depth of around 4,500 feet. In addition, we are in the very early stages of evaluating an extremely large oil play involving the potential for tens if not hundreds of millions of barrels of oil, or barrels of oil equivalent ("BOE") of hydrocarbons in South Texas.

Pryme Oil and Gas Ltd.	**Pryme Oil and Gas Inc.**
Level 7	925B Peachtree Street NE
320 Adelaide St	Suite 384
Brisbane, Qld 4000	Atlanta, GA, 30309
Australia	United States
Tel. +61 7 3371 1103	**Tel.** +1 678 840 2348

Key People: Jay Stewart



Jay is a registered Petroleum Geologist in the State of Mississippi and graduated with Honors from the University of Southern Mississippi in 1982 with a Bachelor of Science degree in Geology.

He has been focused on oil and gas prospect generation in north Louisiana for over 20 years, during which time Jay also managed the land and mineral leasing rights for two JV partnerships centered in the Wilcox Basin, with venture management and staff centered in El Dorado, Arkansas and Natchez, Mississippi.

Jay is one of Pryme's key people on the ground within Louisiana and is appropriately termed Pryme's "can do" guy. Jay handles everything from dealing with individual land owners and the leasing of drilling acreage tracts, through to the sourcing of service and supply companies and parts. He is also involved on the "front-end" of our business with his contributions to oil and gas prospect generation and geological mapping.

More formally, his accomplishments and areas of activity include Geologist, Petroleum Land and Environmental Affairs Consultant since December 1983 in the states of Mississippi, Louisiana, Arkansas, Alabama, Kentucky and Texas.

File Number 82-35010

pryme OIL AND GAS

22 February 2007

Pryme Project Summary and Progress Update

Pryme Oil and Gas Limited (ASX: PYM / OTC: POGLY), an oil and natural gas producer and explorer operating on shore in the U.S. with interests and focus in the Gulf States and Texas, is pleased to announce a detailed summary and progress update on each of its current projects located throughout Louisiana.

We are setting the stage for quantum gains in shareholder value by the planned, systematic approach as described herein. We have an obsession with exponential growth and we are tenaciously working to attain it. In keeping with this, the Australian directors of Pryme recently visited the United States, joining the U.S. directors, and consequently would like to provide the following information:



LOUISIANA
RAVEN PROJECT
LA SALLE PARISH PROJECT
TURNER BAYOU
CONDOR PROJECT
KESTREL PROJECT

pryme OIL AND GAS

LaSalle Parish Project

This project continues to be a very consistent and solid producer for Pryme with the drilling of four development/step-out oil wells in 2006. This takes the total number of producing wells in this project to 25 at the time of writing this report.

- The Shirley SU118 No.2 was drilled in May and is producing a consistent 23 Barrels of Oil per Day ("BOPD");
- The Coleman No.7, drilled in September 2006, is flowing at 65 BOPD;
- The Northwest Rogers No.16 and No.17 are currently being completed for production and are expected to produce 20 BOPD each when put online. These two wells bring the total number of NW Rogers Field wells to eight in this 40+ year producing life channel sand.

The Northwest Rogers No.18 was drilled on the 16th of February to a total depth of 1,700 feet. The 2nd Cockfield sand (field producer) was not present and the interval was very similar to the NWR No. 2 and No. 5. Due to the similarity of the log of the NWR No. 18 with these early dry holes, no sidewall cores were shot in the well. The test was plugged and abandoned.

Weather permitting; at least two more development/step-out wells are scheduled to be drilled over the coming weeks at either or both of Routh Point Field ("Coleman" wells) and NW Rogers Field.

Turner Bayou 3D Seismic Project

Weems Geophysical of Houston, Texas has been busy during the Christmas period in surveying and drilling shot holes in the most difficult areas of this seismic project. The recording of data began on 6 February 2007, whilst the Australian directors were in the United States. A timeline of events is outlined below:

- 6 February 2007 – Recording of the seismic data began. Processing of data will be completed throughout recording stage to reduce overall processing time at the end of the shoot.
- Mid-April 2007 - Recording of the seismic data finishes and last batch of data is sent to processors to be processed;
- End of April 2007 – Processing of data for entire project completed;
- May 2007 – evaluation of data by our geophysicists and prospects derived from data and drilling program set;
- July 2007 – drilling program for project scheduled to begin.

The final permitted size of the Turner Bayou project is 85.42 square miles (54,674 contiguous acres). The seismic shoot is on trend with major producing deep gas fields, including BP Plc's Port Hudson and

pryme OIL AND GAS

Judge Digby fields, which combined have produced almost 1.5 trillion cubic feet of natural gas. Prospective reserves are in the vicinity of 150 billion cubic feet ("BCF") (78BCF net to Pryme) of natural gas from all intervals combined, unadjusted however for risk.

Kestrel Project

Kestrel has been fully leased and is currently being marketed to third parties for project funding. Wave Exploration has made several presentations on this project; the interest in Kestrel by qualified players was significant and we expect this project to be fully sold by the end of March 2007 with a drilling program scheduled to begin and rig to be booked shortly thereafter.

Kestrel is located in Calcasieu Parish, Louisiana. It has a two well potential and is located on 320 consolidated acres. The project will be drilled to 13,500 feet, targeting four "Hackberry" natural gas and condensate (oil) sands. Prospective reserves have been re-calculated on the order of 33 BCF to the 100% working interest using the current 3D seismic as analysed by Wave.

Raven Project

Pryme elected to retain a 40% working interest in this project for its own account, which includes a carried working interest, because of the favorable risk-to-reward ratio that characterizes the region. The remaining 60% is held by the highly experienced local operator, Nelson Energy of Shreveport, Louisiana. Leasing and drill site locations are currently being finalized with the initial size of the project being five 640 acre sections (3,200 acres in the aggregate) with the capability to expand to eleven 640 acre sections (potential of up to 7,040 acres).

- Early March 2007 – majority of acreage leasing completed;
- Late April 2007 – unitization complete and site works to begin on first well location;
- Early May 2007 – build well site location and file permit to drill;
- Mid June 2007 – spud (drill) first well with a target depth of 10,000 feet.

Prospective un-risked reserves to be proven from each well drilled, based on analogue production and drainage of wells in the area is approximately 5BCF per well or 50BCF expanded project total (2BCF per well and 20BCF project total net to Pryme) in the aggregate from both named, objective Cotton Valley formations.

Condor Project

The Condor project area includes multiple Tuscaloosa targets that have historically produced combined production of 100BCF of gas. The project consists of the leasing of two 640 acre tracts of land in the Tuscaloosa fairway. Under a portion of these lease blocks, a written engineering report is available that points to approximately 20 BCF to 40 BCF of proved, but undeveloped, natural gas reserves that remain.

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

Pryme Oil and Gas

Condor is continuing to be leased in this highly competitive area and Pryme expects to have this work completed by the end of April 2007.

Once leasing is completed this project will be marketed with a drilling program scheduled to begin in late 2007. Due to the unknown exact future of the marketing of this project, if it is sold earlier - then drilling will commence earlier.

The Future - High Impact Deep Exploration Projects

The future for Pryme is certainly one of exploration through the mitigation of risk by adopting and using cutting-edge 2D and 3D seismic technology and analogue well mapping by some of the most successful geologists and geophysicists in our core area. The Directors are steering the company to be a deal maker not a deal taker in the short term and to achieve this are currently working on:

- Building an inventory of very large high impact projects;
- Projects leased and secured by Pryme and then farmed out to third parties in return for a carried working interests and/or overriding royalties;
- Little or no financial risk for Pryme through farm outs;
- Upside from project development locked in for Pryme by way of carries and overrides;
- Project size in excess of +500BCF of natural gas reserves or oil equivalent, with one or two projects that the Directors are currently looking at having objectives twice this size as indicated below.

The directors and management team at Pryme are actively working on two large scale projects within their regional focus of Louisiana with the potential to secure a very large area of mutual interest to ensure prospect inventory for the next ten years and to add shareholder value. Details of these projects should be announced in the coming weeks.

For further information please contact:

Justin Pettett
Chief Executive Officer
Pryme Oil and Gas Limited
Telephone: +61 7 3371 1103
Email: justin@prymeoilandgas.com

Ryan Messer
President
Pryme Oil and Gas Inc
Telephone: +1 404 429 9939
Email: ryan@prymeoilandgas.com

Pryme Oil and Gas Limited is an Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director), Ananda Kathiravelu (Non Executive Director) and Philip Judge (Non Executive Director).

82-35010

Appendix 4E
Preliminary Final Report
Results for Announcement to the Market

1. Company details and reporting period

Name of Entity and ABN	Pryme Oil and Gas Limited (ABN 75 117 387 354) and its subsidiary, Pryme Oil and Gas Inc (Consolidated Entity)
Reporting Period	31 December 2006
Previous Corresponding Period	Not Applicable

2. Results for Announcement to the Market

	Up/Down	% Change	Year ended 31 December 2006 A$
Revenue from ordinary activities	Not Applicable		1,053,387
Profit/(loss) after tax attributable to the members			(2,047,615)
Net Profit/(loss) for the period attributable to members			(2,047,615)

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Please refer to paragraph 15 (below)

Dividends (Distribution)	Amount per security	Franked amount per security
Final Dividend	NIL & Not Applicable	
Interim Dividend		
Previous corresponding period		
Record date for determining entitlements for the dividend		

3. Annual General Meeting
Tuesday, 17 April 2007
10.30 am
The Oak Room Level 4
The Brisbane Club 241 Adelaide Street
Brisbane Queensland

4. Income statement with notes to the statement
Refer to page 15 of the 2006 Financial Statements and accompanying notes.

5. Balance sheet with notes to the statement
Refer to page 16 of the 2006 Financial Statements and accompanying notes.

6. Statement of cash flows with notes to the statement
Refer to page 18 of the 2006 Financial Statements and accompanying notes.

7. Dividends
No dividends was paid, recommended for payment nor declared during the year in review.

8. **Dividend/Distribution Reinvestment Plan (DRP)**
The Consolidated Entity does not have in operation a DRP.

9. **Statement of retained earnings**
Refer to page 16 of the 2006 Financial Statements.

10. **Net Tangible assets (NTA) per security**

	2006 A$	2005 A$
NTA per security	0.22	Not Applicable

11. **Entities over which control has been gained or lost during the period**
Refer to page 30 of the 2006 Financial Statements

12. **Associates and joint venture entities**
Refer to page 26 of the 2006 Financial Statements

13. **Other significant information**
Not applicable.

14. **Accounting standards used for foreign entities**
Not applicable.

15. **Commentary on results for the period**
The accumulated loss of $2,047,615 is a result of the exploratory stage of Pryme's projects which is typical given the company's infancy. During the following year, further production is to occur at the La Salle Parish Project while the Turner Bayou 3D Seismic and the Raven Projects are expected to begin producing in 2007. Strengthened results are therefore expected for the same period next year.

Furthermore, in accordance with the Accounting Standards, the costs of the equity (options and rights) issued to key management personnel greatly attributed to the accumulated loss. This remuneration is performance based; if such hurdles are not achieved then all entitlements to ordinary shares lapse and the necessary reversals in the financial statements will be made.

16. **Status of Audit**
The 2006 Financial Statements have been audited. The Independent Auditor's Report is set out on page 32 of the 2006 Financial Statements

17. **Dispute or qualifications if not yet audited**
Not applicable

18. **Dispute or qualifications if audited**
Not applicable

Justin Pettett
Managing Director

28 February 2007

PRYME OIL AND GAS LIMITED AND CONTROLLED ENTITY

ABN: 75 117 387 354

Annual Financial Report For The Period Ended 31 December 2006

PRYME OIL AND GAS LIMITED
AND CONTROLLED ENTITY

31 December 2006

ABN: 75 117 387 354

CONTENTS **Page**

DIRECTORS' REPORT

In accordance with a resolution of directors, the directors present their Report together with the Financial Report of Pryme Oil and Gas Limited (Pryme) and its wholly owned subsidiary Pryme Oil and Gas Inc (together referred to as the Consolidated Entity) for the financial year ended 31 December 2006 and the Independent Audit Report thereon.

1. Directors

The directors of Pryme at any time during or since the end of the financial year are:

(a) John Dickinson - Chairman
Independent Non–Executive Director (Appointed 1 December 2005)

Mr Dickinson graduated from Tulane University with a degree in Business Administration and has 31 years experience in energy sector drilling, completions, production operations and project finance, primarily in the areas of oil, natural gas, coal bed methane resource development, gas gathering, gas compression, gas transmission and project finance of combustion-turbine power plants. He has also been involved in the co-development of four electric power projects in the U.S, integrated with the development of natural gas as fuel. Mr Dickinson has been published several times in industry journals and has recently represented venture capital funds in London, Connecticut and Hong Kong in the investigation of new drilling technologies developed in the U.S.

Mr Dickinson has not served as a director of any Australian listed entity in the last three years.

(b) Justin Pettett - Managing Director and Chief Executive Officer
Executive Director (Appointed 1 December 2005)

Mr Pettett has worked successfully as a business analyst, broker and Managing Director of medium sized businesses for the past 12 years, the last six in the US oil and natural gas industry. He has widespread industry experience, specialising in oil, natural gas and coal bed methane acquisitions and development and extensive commercial knowledge in financial analysis, business development, investor relations, capital aggregation and financial and administrative management. Mr Pettett also has experience dealing and advising clients in Australia and worldwide on a range of commodities including base, precious metals and energy.

Mr Pettett has broad experience as a public company director with positions in senior management as follows:

- Managing Director, Chief Executive Officer and co-founder of the Sterling Energy Group of companies, North American oil and natural gas operations and portfolio managers;
- Director of Arkoma Wilcox Limited, an Australian public US oil and gas exploration company; and
- Vice-President and Chief Operations Officer of Northern Alliance Energy Inc. the wholly owned subsidiary of Anglo Energy Company Inc., a US-based energy development company.

Mr Pettett has not served as a director of any Australian listed entity in the last three years.

(c) Ryan Messer - Chief Operations Officer
Executive Director (Appointed 1 December 2005)

Mr. Messer graduated from the University of Central Florida, with a Bachelor of Business majoring in Marketing and Finance. He has 10 years of experience in international corporate business, the last five years being in the energy sector, managing field operations and assisting in the formation of an evaluation team for prospects. He has been directly involved in the drilling and development of over 124 wells spread across five states throughout North America. His expertise is in the area of project management, research and design, partner relationship development, asset allocation and risk assessment, investment and company management and corporate strategic direction.

Mr. Messer is President and co-founder of the Sterling Energy Group of Companies and also holds directorships for the following public and private affiliated companies:

- Arkoma Wilcox Limited;
- Sterling Energy Group Inc.; and
- Northern Alliance Energy Inc.

Mr Messer has not served as a director of any Australian listed entity in the last three years.

(d) Ananda Kathiravelu
Non–Executive Director (Appointed 1 December 2005)

Mr Kathiravelu holds a Bachelor of Business and a Graduate Diploma of Applied Finance and Investment. He is also an associate of the Securities Institute of Australia. He has over 15 years experience in the financial services funds management and stockbroking industries. His areas of expertise include corporate advice, capital raising, mergers and acquisitions with primary focus on the small cap and emerging business sectors.

Mr. Kathiravelu also holds directorships in the following ASX listed companies:

- First Capital Group Limited (11 December 2001 – current) (Executive Chairman)
- Transit Holdings Limited (listed 18 December 2006) (10 August 2006 – current) (Non-Executive Chairman)

(e) Philip Judge
Non–Executive Director (Appointed 25 September 2006)

Mr Philip Judge has been involved in international business for more than 20 years and has extensive commodities experience having worked in, researched, written and lectured on the base and precious metals and commodities markets for more than a decade. He has worked as a trustee, investment strategy advisor and researcher with numerous qualified sophisticated investors and private venture capitalists worldwide. Mr Judge became involved in the oil and gas industry in 2004 in his capacity as director of the Anglo Energy Company. He has also founded and together with a dedicated team, built and managed a successful Australian television production and media services company.

Mr Judge is also been involved with the following companies:

- Founding director of The Anglo Far-East Company, an international gold and silver trading and custodial company;
- Director of Anglo Energy Company; and
- Founding member of the Panama Association of International Precious Metals Dealers.

Mr Judge has not served as a director of any Australian listed entity in the last three years.

2. Company Secretary

Mr Matthew Fogarty is the Company Secretary of Pryme.

Mr Fogarty is the principal of Fogarty Partners, a Chartered Accounting and Business Advisory practice. He has over 15 years experience in providing tax and business advisory services to small and medium enterprises. In addition to this he has provided company secretarial services to a number of listed and unlisted companies.

Mr Fogarty holds a Bachelor of Business, is a Chartered Accountant, a member of the Tax Institute of Australia and a Registered Tax Agent.

3. Advisory Board

In addition, there is an established Advisory Board which is a resource that management of Pryme can refer matters to at any time for their input and professional advice. Members of the Advisory Board are:

(a) Donald Ellison – Advisory Director for Petroleum Engineering
Mr. Ellison graduated from Missouri School of Mines with a Bachelor of Science in Petroleum Engineering. His singular domestic career has involved the management of the third largest oil and gas reserve in Texas, 2 significant oil and gas discoveries in Oklahoma that each has cumulative production of several million barrels of oil and several billion cubic feet of natural gas, a successful gas/condensate resource development project in East Texas and has been responsible for reserve engineering, production optimisation, design and installation of a vast gas and oil infrastructure on many giant oil and gas fields in Southwest Texas.

Mr. Ellison is the first US citizen to successfully establish a joint venture in 1989 between a Russian state owned oil company and a US oil company for the production of oil and gas. His company Ellison Engineering conducts reservoir engineering studies, project management of oil and gas drilling

completions and production operation, coal bed methane project consulting and thermal and wind power project co-development.

(b) James Stewart – Advisory Director for Geology, Petroleum Land and Environmental studies.
Mr. Stewart graduated from University of Southern Mississippi with Bachelor of Science in Geology. His accomplishments and areas of activity include Geologist and Petroleum Land and Environmental Affairs Consultant since December 1983 in various states of the United States of America. He has been focussed on oil and gas prospect generation in north Louisiana, and has also managed the land and mineral leasing rights for two joint venture partnerships centred in the Wilcox Basin. Mr. Stewart has represented clients in all environmental aspects, including site testing, evaluation, documentation, proposing test methods and remediation plans.

(c) Craig Sceroler – Advisory Director for Exploration
Mr. Sceroler graduated from the College of Engineering, Louisiana Tech University with Bachelor of Science in Geology. Over the past eighteen years he has generated prospects in the south Louisiana Miocene trend as well as in the central Louisiana Eocene Wilcox trend. His use of subsurface geology (defined as the correlating and mapping of formations identified by logging previous wells) integrated with the geophysics of 2-D and 3-D seismic data, makes it possible for Pryme to reduce its exploration risk as much as possible. Mr. Sceroler has previously been involved as a staff geologist with Ecotech Environmental, Inc., working on remediation projects associated with ground water contamination and with Pentagon Petroleum Company developing plays in the Eocene Wilcox trend. He was also directly involved with the drilling of over 60 Wilcox wells through three drilling programs.

4. Principal Activities

The principal activities of the Consolidated Entity during the year under review were acquiring, exploring and developing oil and gas prospects in the United States of America. There have been no changes in the nature of these activities during the year.

5. Review of Operations and State of Affairs

A review of, and information about, the Consolidated Entity's operations, including the results of those operations and changes in its state of affairs during the year together with the information about the financial position of the Consolidated Entity will appear in the 2007 Annual Report. Other than the official admission to the Australian Securities Exchange Limited of Pryme Oil and Gas Limited, in the opinion of the Directors, there were no other significant changes in the state of affairs of the Consolidated Entity.

6. Events Subsequent to Reporting Date

On 4 January 2007, 200,000 options were converted to ordinary fully paid equity shares. These options had an exercise price of 20 cents.

Other than the matter discussed above, in the opinion of the directors, there has not arisen in the interval between the end of the financial year and the date of the report any matter or circumstance that has significantly affected, or may significantly affect the Consolidated Entity's operations, results or the state of affairs in future financial years.

7. Likely Developments

The Consolidated Entity intends to continue its principal activities of acquiring, exploring and developing oil and gas prospects in the United States of America.

Further information about the likely developments in the operations of the Consolidated Entity in future years, the expected results of those operations, the strategies of the Consolidated Entity and its prospects for future financial years has been omitted from this Directors' Report because disclosure of the information is likely to result in unreasonable prejudice to the Consolidated Entity. Further information about the Consolidated Entity's business strategies and its prospects for future years has been omitted from this Directors' Report because disclosure of the information is likely to result in unreasonable prejudice to the Consolidated Entity.

8. Environmental Regulations and Performance

The Consolidated Entity has various permits and licenses to operate in the United States of America.

There have been no significant known breaches of the Consolidated Entity's licence pr permit conditions. Furthermore, no government agency has notified the Consolidated Entity of any environmental breaches during the period ended 31 December 2006.

9. Dividends

No dividend was paid, recommended for payment nor declared during the year under review.

10. Options and Rights

Since the end of the financial year, Pryme has not granted options over unissued ordinary shares.

Unissued Shares Under Option

As at the date of this Report, unissued ordinary shares of Pryme under option are:

Expiry date	Number of options	Exercise Price ($)
30 June 2008	4,475,000	0.20
30 June 2008	36,354,502	0.40
Total	**40,829,502**	

Generally, there are no participating rights or entitlements inherent in the options and optionholders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the options.

In the event of any reorganisation (including consolidation, sub-division, reduction or return) of the issued capital of Pryme, before the expiry of any options, the number of options to which an optionholder is entitled or the exercise price of the options or both will be reconstructed as appropriate in accordance with the Listing Rules.

Outstanding Rights

As at the date of this Report, there were 11,900,000 rights outstanding under the Pryme Directors' Incentive Option Plan. Options will only be granted if Pryme achieves certain performance hurdles as set out in pages 7 - 8.

As at the date of this Report, there were 4,760,000 rights outstanding under the Pryme Directors' Share Incentive Plan. Rights will only vest if Pryme achieves certain performance hurdles as set out in page 8.

Shares issued on exercise of options

During or since the end of the financial year, ordinary shares issued as result of exercise of options are:

Date	Number of shares	Exercise Price ($)
29 September 2006	325,000	0.20
4 January 2007	200,000	0.20
	525,000	

All shares issued as a result of exercise of options are fully paid.

11. Directors' Meetings

The number of directors meetings and the number of meetings attended by each of the directors of Pryme during the financial year under review are:

Director	Number of meetings held during the tenure of the director	Number of meetings attended
John Dickinson	16	16
Justin Pettett	16	16
Ryan Messer	16	16
Ananda Kathiravelu	16	16
Philip Judge	3	3[1]

[1] Prior to his appointment as a director, Mr Judge attended two meetings as an invitee.

There are no committees of the Board currently established and hence no meetings of any such committees have taken place.

12. Directors' Interests

Particulars of directors' interests in securities as at 31 December 2006 are as follows:

Director	Ordinary Shares	Options over Ordinary Shares[1]		Rights to Receive Ordinary Shares[2]	American Depository Receipts
		$ 0.20	$0.40		
John Dickinson	1,700,000	3,450,000[5]	566,667	1,380,000	-
Justin Pettett	1,755,000[3]	5,000,000[5]	585,002	2,000,000	-
Ryan Messer	1,700,000	3,450,000[5]	566,667	1,380,000	555[8]
Ananda Kathiravelu	4,727,500	1,303,650[6,7]	1,575,834		-
Philip Judge	4,514,163[4]	413,850[6]	1,504,722		-

[1]Further information on options granted to directors as part of their remuneration is set out on pages 7 - 8.
[2]Further information on rights granted to directors as part of their remuneration is set out on page 7.
[3] On 9 January 2007, Mr Pettett acquired 20,000 fully-paid ordinary shares on-market.
[4] On 8 January 2007, Mr Judge acquired 51,000 fully-paid ordinary shares on-market.
[5]. Options may be granted before 30 June 2009. For further information, refer to pages 7 – 8 of the Remuneration Report.
[6] Options expire 30 June 2008.
[7] Options are registered in the name of First Capital Corporate Limited, a related party of the director.
[8] Equivalent to 11,100 ordinary shares.

Other than that stated above in relation to the options, there are no contracts to which the director is a party or under which the director is entitled to a benefit that confer a right for the director to call for shares in Pryme.

13. Indemnification and Insurance of Officers and Auditors

Directors and secretary are indemnified by Pryme against any liability incurred in their capacity as an officer of Pryme or a related body corporate to the maximum extent permitted by law. Pryme has not paid any premiums in respect of any contract insuring the directors of Pryme against a liability for legal costs.

Pryme has not paid any premiums in respect of any contract insuring its auditor against a liability incurred in that role as an auditor of Pryme. In respect of non-audit services, Moore Stephens, Pryme's auditor has the benefit of an indemnity to the extent Moore Stephens reasonably relies on information provided by Pryme which is false, misleading or incomplete. No amount has been paid under this indemnity during the financial year ending 31 December 2006 or to the date of this Report.

Details of the nature of the liabilities covered and the amount of premium paid in respect of Directors' and Officers' insurance policies are not disclosed as such disclosure is prohibited under the terms of the contracts.

14. Non- Audit Services

Details of the amounts paid to Moore Stephens as the auditor of Pryme for audit and non-audit services provided during the year are set out in Note 6 to the financial statements.

The directors note that Moore Stephens were previously engaged to assist Pryme in an accounting capacity, however now only perform the function as auditor. Therefore, the directors are satisfied that:

(a) the non-audit services provided during the financial year by Moore Stephens as the external auditor were compatible with the general standard of independence for auditors imposed by the Corporations Act; and
(b) any non-audit services provided during the financial year by Moore Stephens as the external auditor did not compromise the auditor independence requirements of the Corporations Act for the following reasons:

i. Moore Stephens services have not involved partners or staff acting in a managerial or decision making capacity within the Consolidated Entity or been involved in the processing or originating of transactions;
ii. a description of all non-audit services undertaken by Moore Stephens and the related fees have been monitored by the Board to ensure complete transparency in relation to services provided; and
iii. the declaration required by section 307C of the Corporations Act confirming independence has been received from Moore Stephens.

The auditor's independence declaration under section 307C of the *Corporations Act* is set out on page 15 and forms a part of the Directors' Report for the year ended 31 December 2006.

14. Proceedings on behalf of the Consolidated Entity

During the year under review and in the interval between the end of the financial year and the date of the report, the Consolidated Entity has made no application of leave under section 237 of the Corporations Act.

15. Remuneration Report (Audited)

The information provided here is that required under Section 300A of the Corporations Act, Accounting Standard AASB 124 *Related Party Disclosures* and Principle 9 of the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

The period ended 31 December 2006 is Pryme's first reporting period (commencing 1 December 2005 to 31 December 2006). No comparative amounts (to a prior reporting period) are necessary.

Remuneration Policies and Practices

In relation to remuneration issues, the Board has policies that are established to review the remuneration policies and practices of Pryme to ensure that it remunerates fairly and responsibly. The remuneration policy of the Board is designed to ensure that the level and composition of remuneration is competitive, reasonable and appropriate for the results delivered and to attract and maintain talented and motivated directors and employees.

The remuneration structures reward the achievement of strategic objectives and achieve the broader outcome of creation of value for shareholders.

There are up to three categories of remuneration employed to reward directors:

1. Salary and Fees;
2. Entitlement to Options over Ordinary Shares; and
3. Rights to acquire Ordinary Shares,

therefore representing a mix of fixed and "at-risk" pay and of short, medium and long-term rewards.

Non-Executive Director Remuneration

Fees

Non-executive director fees are determined within an aggregate directors' fee pool limit, which will be periodically approved by shareholders in general meeting. The current limit is $300,000. During the year ended 31 December 2006, $127,471 of the fee pool was used.

During the first quarter of 2007, Mr Judge is expected to receive a one-off director's fee of 150,000 options exercisable at 40 cents each on or before 30 June 2008. Upon exercise, these options will convert to listed shares in Pryme on a one-for-one basis. This issue of options will be in lieu of any fee or salary payable to Mr Judge.

Equity Participation

Non-executive directors participate in the Director Option Incentive Plan. Participation of these directors in this Plan is considered appropriate given the heavy involvement in Pryme's activities in the US. Such involvement by the non-executive directors is not unusual given the stage and development of Pryme.

In addition, the Chairman participates in the Directors Share Incentive Plan. The allocation of securities under this Plan was to the three founding members of Pryme (being Messrs Dickinson, Pettett and

Messer; such members having been associated with the Sterling Energy Group of Companies). The ongoing contribution of the Chairman is critical to Pryme achieving the performance targets that have been set.

Retirement Benefits

Non-executive directors do not receive retirement benefits.

Superannuation

Pryme pays Messrs Dickinson and Kathiravelu the statutory superannuation guarantee contribution. Mr Judge does not receive a monetary payment and as such, Pryme makes no superannuation contribution on his behalf.

Executive Director Remuneration

Salaries

The Executive Directors are offered a base salary which is reviewed on a periodic basis.

Equity Participation

The Executive Directors participate in the Directors Option Incentive Plan. In addition, Messrs Pettett and Messer participate in the Directors Share Incentive Plan due to their ongoing contributions as Pryme's founding members.

Retirement Benefits

Executive directors do not receive retirement benefits. There are no termination benefits payable to the executive directors, other than payment of their statutory outstanding annual leave.

Other Benefits

Executive directors do not receive other benefits.

Superannuation

Pryme makes statutory employer contributions on behalf of executive directors to the superannuation fund of their choice.

Relationship between Policy and Pryme's Performance - audited

The salary and fees received by directors are not specifically tied to Pryme's performance; however are attributable to individual performance in terms of the executive directors.

Details of the Director Option Incentive Plan and Director Share Incentive Plan are set out below.

Description	**Rationale**
Directors Incentive Option Plan (DIOP) Under this Plan, directors may receive up to a number of options in three tranches depending on the achievement of the hurdles described below. Vested options may convert to ordinary shares on a one-for-one basis. The exercise price of each of the Options is 20 cents and the expiry date is 30 June 2009. **Phase I** – LaSalle Parish Project **Phase II** – South Central Louisiana 3D seismic play **Performance Period** – 1 July 2006 to 30 June 2009 **Hurdles** –	This Plan is a medium-term incentive that rewards the directors upon Pryme achievement of key project milestones. It is envisaged that with the: • increase in net operating income from the La Salle Parish Project; and • production of oil from South Central Louisiana 3D, Pryme's earnings will increase. Furthermore, achievement of the pre-determined EBIT target will mean that Pryme has in fact increased its earnings. An increase in Pryme's earnings will in-turn,

1. Upon Pryme increasing annual net operating income in the LaSalle Parish Project by 25% (to A$1,250,000 annually calculated monthly) within 12 months from the date of listing Pryme through the drilling of further development wells. 2. Upon the successful conclusion of the 3D data acquisition (receipt of field tapes) the evaluation thereof and the preparation from the 3-D data of at least ten (10) drilling prospects in the South Central Louisiana seismic play and a total of 1,000,000 cubic feet per day (1,000mcfd) or oil equivalent (where the oil equivalent is 6,000 cubic feet (6mcf) equals 1 barrel of oil) net to Pryme is produced within the Performance Period. 3. Upon Pryme achieving an annualised EBIT of A$10,000,000 calculated monthly from the projects that Pryme is involved in, within the Performance Period.	positively affect shareholder wealth. The Board envisages with time dividends would be paid out of retained earnings and the improvement in Pryme's operations will be reflected in an increasing share price.
Directors Share Incentive Plan (DSIP) Under this Plan, directors are granted rights which may vest upon the satisfaction of the hurdle described below. Vested rights automatically convert to ordinary shares on a one-for-one basis. **Performance Period** – 1 July 2006 to 30 June 2009 **Hurdle –** Pryme achieving annualised EBIT of A$10,000,000 calculated monthly from the projects that Pryme is involved in, within the Performance Period.	This Plan was introduced to acknowledged the role of the founding member directors and ensure their continual involvement in Pryme over the next few years. In that respect, it is a long-term incentive. Please refer to above discussion in relation to EBIT for the relationship between this element of remuneration, intended company performance and intended shareholder wealth.

Both the Directors Incentive Option Plan and Director Share Incentive Plan have been designed to have a positive impact on Pryme's performance from this financial year onwards.

Given Pryme's admission to the ASX in April 2006, there is no history of Pryme's performance which can be described at this stage.

REMUNERATION SUMMARY

	SHORT TERM				POST EMPLOYMENT		EQUITY BASED PAYMENTS		TOTAL	Proportion of Remuneration Performance Related	Value of Options as Proportion of Remuneration
	CASH, SALARY & COMMIS-SIONS	CASH PROFIT SHARE	NON-CASH BENEFIT	TOTAL	SUPER-ANNUATION	LONG TERM BENEFITS	OPTIONS	RIGHTS			
	$	$	$	$	$		$	$	$	%	%
DIRECTORS											
Non-Executive											
JOHN DICKINSON	78,539	-	-	**78,539**	2,492	-	297,114	289,800	**667,945**	87.87	44.48
ANANDA KATHIRAVELU	48,932	-	-	**48,932**	2,454	-	-	-	**51,386**	-	-
PHILIP JUDGE[2]	-	-	-	-	-	-	-	-	-	-	-
Executive											
JUSTIN PETTETT Managing Director	124,913	-	-	**124,913**	5,286	-	430,600	420,000	**980,799**	86.73	43.90
RYAN MESSER Chief Operations Officer	106,325	-	-	**106,325**	3,998	-	297,114	289,800	**697,237**	84.18	42.61
TOTAL	**358,709**			**358,709**	**14,230**		**1,024,828**	**999,600**	**2,397,367**		

FAIR VALUE OF OPTIONS – FACTORS AND ASSUMPTIONS - AUDITED

The following factors and assumptions were used in determining the fair value of options on entitlement date.

Entitlement Date		Expiry Date	Fair Value per option ($)	Exercise Price ($)	Price of shares on entitlement date ($)	Estimated volatility (%)	Risk free interest rate (%)	Dividend yield (%)
31.07.06	Tranche 1	30.06.09	0.1784	0.20	0.73	75	5.695	0
31.07.06	Tranche 2	30.06.09	0.1784	0.20	0.73	75	5.695	0
31.07.06	Tranche 3	30.06.09	0.1784	0.20	0.73	75	5.695	0

The options, if granted, will be provided at no cost to the recipients.

No options have been granted since the end of the financial year.

The options, if granted, are exercisable between 21 April 2007 and 30 June 2009, upon the satisfaction of those performance hurdles as set out on pages 7 - 8.

If any of the recipients cease to be a director of Pryme, then, the entitlement to receive the options that have not been granted or issued, because the relevant performance criteria having not been met, will lapse. However, the recipient will be entitled to retain any Options that have been granted pursuant to the DIOP

FAIR VALUE OF SHARES – FACTORS AND ASSUMPTIONS - AUDITED

The following factors and assumptions were used in determining the fair value of DSIP securities on allocation date:

Director	Share Allocation	Fair Value ($)
John Dickinson	1,380,000	0.63
Justin Pettett	2,000,000	0.63
Ryan Messer	1,380,000	0.63

The fair value of the deferred shares is based on the market value of Pryme shares on the allocation date, which occurred upon shareholder approval at general meeting (20 July 2006). The fair value is expensed over the vesting period of the DSIP securities, such vesting period being 1 July 2006 – 30 June 2009 (inclusive).

OPTIONS AND RIGHTS OVER EQUITY INSTRUMENTS GRANTED AS COMPENSATION – AUDITED

Details of entitlement to options over ordinary shares in Pryme that were granted as compensation to the key management personnel during the reporting period and details on options that vested during the reporting period are as follows:

Name	Year	Held at the beginning of the year	Granted as Remuneration	Exercised	Lapsed	Held at the end of the Financial year	Vested during the year	Vested and exercisable as at 31 December 2006
Executive Directors								
Justin Pettett	2006	-	5,000,000[1]	-	-	5,000,000	-	-
Ryan Messer	2006	-	3,450,000[1]	-	-	3,450,000	-	

(Cont)

Name	Year	Held at the beginning of the year	Granted as Remuneration	Exercised	Lapsed	Held at the end of the Financial year	Vested during the year	Vested and exercisable as at 31 December 2006
Non – Executive Directors								
John Dickinson	2006	-	3,450,000[1]	-	-	3,450,000	-	-
Ananda Kathiravelu	2006	-	-	-	-	-	-	-
Philip Judge	2006	-	-	-	-	-	-	-

[1] The entitlement to options arose on 31 July 2006. Options must be granted prior to and have an expiry date of 30 June 2009. The options will be granted in three tranches from 21 April 2007 until 30 June 2009 with an exercise price of $0.20 and a fair value of $0.1784. The grant of options depends on performance hurdles being attained. Details of the performance hurdles are set out on pages 7 - 8 of the Remuneration Report.

As at 31 December 2006, there were no vested and unexercisable options.

EXERCISE OF OPTIONS GRANTED AS COMPENSATION – AUDITED

During the reporting period, no shares were issued to key management personnel on the exercise of options previously granted as compensation:

ANALYSIS OF OPTIONS AND RIGHTS OVER EQUITY INSTRUMENTS GRANTED AS COMPENSATION – UNAUDITED

Details of the vesting profile of the entitlement to options granted as remuneration to each of the non-executive and executive directors are set out on the below:

	Entitlement to Options to be granted					**Value yet to vest**	
	Number	Date	% vested in year	% forfeited in year[1]	Financial year in which grant vests	Min ($)[2]	Max ($)[3]
Executive Directors							
Justin Pettett	1,100,000	31.07.06	-	-	31.12.07	-	196,240
	2,150,000	31.07.06	-	-	31.12.09	-	383,560
	1,750,000	31.07.06	-	-	31.12.09	-	312,200
Ryan Messer	759,000	31.07.06	-	-	31.12.07	-	135,406
	1,483,500	31.07.06	-	-	31.12.09	-	264,656
	1,207,500	31.07.06	-	-	31.12.09	-	215,418
Non – Executive Directors							
John Dickinson	759,000	31.07.06	-	-	31.12.07	-	135,406
	1,483,500	31.07.06	-	-	31.12.09	-	264,656
	1,207,500	31.07.06	-	-	31.12.09	-	215,418
Ananda Kathiravelu	-	-	-	-	-	-	
Philip Judge	-	-	-	-	-	-	-

[1]The percentage forfeited in the year represents the reduction from the maximum number of options available to vest due to the highest performance criteria not being achieved.
[2]The minimum value of options yet to vest is $nil as the performance criteria may not be met and consequently the option may not vest.

[3]The maximum value of options yet to vest is not determinable as it depends on the achievement of performance hurdles during the period 21 April 2007 – 30 June 2009. The maximum values presented above are based on the fair value of the options over their life calculated at entitlement date using a Black-Scholes Merton model.

ANALYSIS OF MOVEMENTS ON OPTIONS – UNAUDITED

The movement during the reporting period, by total number of entitlement to options over ordinary shares in Pryme held by key management personnel is detailed below:

	Year	Entitlement to Options granted in year $ [2]	Exercised in Year $	Forfeited in Year $	Total Option Value in Year $
Executive Directors					
Justin Pettett	2006	892,000	-	-	892,000
Ryan Messer	2006	615,480	-	-	615,480
Non – Executive Directors					
John Dickinson	2006	615,480	-	-	615,480
Ananda Kathiravelu[1]	2006	-	-	-	
Philip Judge	2006	-	-	-	-

[1] The related party of the director, First Capital Corporate Limited, received 3,500,000 Options during the year. The primary purpose of the issue was to provide consideration to the recipient for its services in providing marketing, promotion, strategic advice and for its introduction of Pryme to investor networks. Further details are set out in Note 22 to the Financial Statements.

[2] The value of the entitlement to options grants in the year is the fair value of the options calculated at grant date using a Black-Scholes Merton pricing model.

SUMMARY OF KEY CONTRACTS TERMS – AUDITED

The key contract and other terms of the executive directors are set out below:

Contract Details	Justin Pettett	Ryan Messer
Duration of contract	Three Years (commencing from 3 March 2006). The term of the Executive Employment Agreement may be extended for a further three years.	Three Years (commencing from 26 June 2006). The term of the Executive Employment Agreement may be extended for a further three years.
Termination notice period	Termination without notice: If the executive is convicted on a major criminal offence that brings Pryme into lasting disrepute. Termination with notice: One month's notice if the executive commits any serious or persistent breach of any of the provisions the relevant Executive Employment Agreement or the executive commits or is found guilty of gross misconduct. Three month's notice if the executive becomes unable to perform his duties due to illness for a prolonged period of time. Voluntary termination: Voluntary termination requires three months' notice by the executive to Pryme.	
Termination payments	Other than outstanding annual leave owing to the executive, there are no termination payments.	

16. Corporate Governance

The directors aspire to maintain the standards of Corporate Governance appropriate to the size of Pryme. Pryme's Corporate Governance Statement will be contained in the Annual Report.

This report is signed in accordance with a resolution of the directors.

Justin Pettett
Managing Director
Brisbane, Queensland
28 February 2007

Partners

Robert W. Clarke
Richard Hoult
Michael J. McDonald

**PRYME OIL & GAS LTD ABN 75 117 387 354
AND CONTROLLED ENTITIES**

**AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF PRYME OIL & GAS LTD
AND CONTROLLED ENTITIES**

I declare that, to the best of my knowledge and beliefs, during the period ended 31 December 2006 there have been:

i. no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

ii. no contraventions of any applicable code of professional conduct in relation to the audit.

Moore Stephens (Brisbane) & Partners

Moore Stephens (Brisbane) & Partners

M J McDonald

Date 28 February 2007.

Brisbane

Moore Stephens (Brisbane) & Partners ABN 28 102 334 945
Level 25, 71 Eagle Street, Brisbane, Queensland, 4000 Australia
GPO Box 2443, Brisbane, Queensland, 4001
Telephone: + 61 7 3317 7877 Facsimile: + 61 7 3100 0028
Email: infob@moorestephens.com.au Web: www.moorestephens.com.au

PRYME OIL AND GAS LIMITED
ABN: 75 117 387 354
INCOME STATEMENT
FOR THE PERIOD ENDED 31 DECEMBER 2006

	Note	Consolidated Entity 2006 $	Parent Entity 2006 $
Revenue	2	1,016,629	-
Other income	2	36,758	392,526
Accounting and audit fees		(65,058)	(40,811)
Company secretary fees		(18,659)	(18,659)
Corporate retainer		(25,000)	(25,000)
Depletion of work Interest		(340,756)	(1,260)
Directors remuneration		(1,397,766)	(698,850)
Employee benefits expense		(15,215)	(10,389)
Legal expenses		(66,439)	(49,761)
Marketing & advertising		(59,276)	(66,291)
Production costs		(266,411)	-
Professional consulting fees		(122,771)	-
Share registry costs		(29,735)	(29,735)
Stock exchange listing costs		(57,714)	(57,714)
Travel & accomodation expenses		(173,351)	(155,816)
Other expenses		(164,573)	(71,124)
Share of net loss of associate		(298,278)	-
Loss before income tax	3	(2,047,615)	(832,884)
Income tax expense	4	-	-
Net loss for the period		(2,047,615)	(832,884)
Basic earnings per share (cents per share)	7	(5.0)	
Diluted earnings per share (cents per share)	7	(4.0)	

The accompanying notes form part of these financial statements.

PRYME OIL AND GAS LIMITED
ABN: 75 117 387 354
BALANCE SHEET
AS AT 31 DECEMBER 2006

	Note	Consolidated Entity 2006 $	Parent Entity 2006 $
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	8	4,784,829	4,316,445
Trade and other receivables	9	112,712	-
Other current assets		15,514	-
TOTAL CURRENT ASSETS		4,913,055	4,316,445
NON-CURRENT ASSETS			
Trade and other receivables	9	-	12,577,748
Investment accounted for using equity method	10	3,130,786	-
Plant and equipment	11	6,503	6,503
Formation costs		1,077	1,077
Work interest	12	7,385,404	-
TOTAL NON-CURRENT ASSETS		10,523,770	12,585,328
TOTAL ASSETS		15,436,825	16,901,773
CURRENT LIABILITIES			
Trade and other payables	13	439,696	79,257
TOTAL CURRENT LIABILITIES		439,696	79,257
TOTAL LIABILITIES		439,696	79,257
NET ASSETS		14,997,129	16,822,516
EQUITY			
Share capital	15	14,952,733	14,952,733
Reserves		2,092,011	2,702,667
Accumulated loss		(2,047,615)	(832,884)
Parent interest		14,997,129	16,822,516
TOTAL EQUITY		14,997,129	16,822,516

The accompanying notes form part of these financial statements.

PRYME OIL AND GAS LIMITED
ABN: 75 117 387 354
STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED 31 DECEMBER 2006

	Ordinary	Accumulated loss	Foreign exchange reserve	Option Reserve	Total
Consolidated Entity	$	$	$	$	$
Opening Balance	-	-	-	-	-
Shares issued during the year	16,373,852	-	-	-	16,373,852
Transaction costs	(1,421,119)	-	-		(1,421,119)
Options issued during the year	-	-	-	2,702,667	2,702,667
Loss for the period	-	(2,047,615)	-	-	(2,047,615)
Adjustments from translation of foreign controlled entities	-	-	(610,656)	-	(610,656)
Balance at 31 December 2006	14,952,733	(2,047,615)	(610,656)	2,702,667	14,997,129

	Ordinary	Accumulated loss	Foreign exchange reserve	Option Reserve	Total
Parent Entity	$	$	$	$	$
Opening Balance	-	-	-	-	-
Shares issued during the year	16,373,852	-	-	-	16,373,852
Transaction costs	(1,421,119)	-	-	-	(1,421,119)
Options issued during the year	-	-	-	2,702,667	2,702,667
Loss for the period	-	(832,884)	-	-	(832,884)
Balance at 31 December 2006	**14,952,733**	**(832,884)**	**-**	**2,702,667**	**16,822,516**

The accompanying notes form part of these financial statements.

PRYME OIL AND GAS LIMITED
ABN: 75 117 387 354
CASH FLOW STATEMENT
FOR THE PERIOD ENDED 31 DECEMBER 2006

	Note	Consolidated Entity 2006 $	Parent Entity 2006 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		1,295,262	-
Payments to suppliers and employees		(3,975,838)	(789,125)
Interest received		36,758	36,758
Net cash provided by (used in) operating activities	20a	(2,643,818)	(752,367)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(7,763)	(7,762)
Purchase of other non-current assets		(1,077)	(1,077)
Purchase of equity accounted investment		(2,832,508)	-
Payment for work interest		(2,991,712)	-
Net cash provided by (used in) investing activities		(5,833,060)	(8,839)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares and options (Net of share issue cost)		13,261,707	13,261,707
Loans advanced		-	(8,184,056)
Net cash provided by (used in) financing activities		13,261,707	5,077,651
Net increase in cash held		4,784,829	4,316,445
Cash at end of financial period	8	**4,784,829**	**4,316,445**

The accompanying notes form part of these financial statements.

PRYME OIL AND GAS LIMITED
ABN: 75 117 387 354
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2006

Note 1 Statement of Significant Accounting Policies

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group (UIG) interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the consolidated entity of Pryme Oil and Gas Limited and its controlled entity, Pryme Oil and Gas Inc., and Pryme Oil and Gas Limited as an individual parent entity. Pryme Oil and Gas Limited is a listed public company, incorporated and domiciled in Australia.

The financial report of Pryme Oil and Gas Limited and its controlled entity, Pryme Oil and Gas Inc., and Pryme Oil and Gas Limited as an individual parent entity comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the consolidated entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Preparation

Pryme Oil and Gas Limited and its controlled entity, Pryme Oil and Gas Inc., and Pryme Oil and Gas Limited as an individual parent entity have prepared financial statements in accordance with the AIFRS.

The period ended 31 December 2006 is Pryme Oil and Gas Limited and its controlled entity, Pryme Oil and Gas Inc.'s, first reporting period commencing from 1 Decmber 2005 to 31 December 2006. Therefore no comparative amounts and reconciliation are necessary between Australian Generally Accepted Accounting Principles (AGAAP) and AIFRS for Pryme Oil and Gas Limited and its controlled entity, Pryme Oil and Gas Inc..

Reporting Basis and Conventions

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation, where applicable, of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Accounting Policies

(a) Principles of Consolidation

A controlled entity is any entity Pryme Oil and Gas Limited has the power to control the financial and operating policies so as to obtain benefits from its activities.

Details of the controlled entity is contained in Note 24 to the financial statements. The controlled entity has a 31 December financial year end.

All inter-company balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of the subsidiary have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

(b) Income Tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(c) Plant and Equipment

Each class of plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant and equipment

Plant and equipment are measured on the cost basis. The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

Where applicable, the cost of fixed assets constructed within the consolidated entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Increases in the carrying amount arising on revaluation of land and buildings are credited to a revaluation reserve in equity. Decreases that offset previous increases of the same asset are charged against fair value reserves directly in equity; all other decreases are charged to the income statement. Each year the difference between depreciation based on the revalued carrying amount of the asset charged to the income statement and depreciation based on the assets original cost is transferred from the revaluation reserve to retained earnings.

Depreciation

The depreciable amount of all fixed assets is depreciated on a straight-line basis over their useful lives to the consolidated entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Office equipment	25%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

(d) Exploration and Development Expenditure

Exploration, evaluation and development expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.
Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis.

Any changes in the estimates for the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

(e) Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the parent entity. Any transaction costs arising on the issue of the ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(f) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that are transferred to entities in the consolidated entity are classified as finance leases. Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term. Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred. Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

(g) Financial Instruments

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments
These investments have fixed maturities, and it is the consolidated entity's's intention to hold these investments to maturity. Any held-to-maturity investments held by the consolidated entity's are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets
Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment

At each reporting date, the consolidated entity assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

(h) Impairment of Assets

At each reporting date, the consolidated entity reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the assets carrying value. Any excess of the assets carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

(i) Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting. The equity method of accounting recognised consolidated entity's share of post acquisition reserves of its associates.

(j) Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the entity in the consolidated entity is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Consolidated entity

The financial results and position of foreign operations whose functional currency is different from the consolidated entity's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the consolidated entity's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

(k) Employee Benefits

Provision is made for the consolidated entity's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the parent entity to an employee superannuation fund and are charged as expenses when incurred.

(l) Provisions

Provisions are recognised when the consolidated entity has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(m) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

(n) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers. Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

(o) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

(p) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables in the balance sheet are shown inclusive of GST.

(q) Capital Raising Costs

In accordance with AASB 132 "Financial Instruments: Presentation" all transaction costs on the issue of equity instruments are to be recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

Critical accounting estimates and judgments

The directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the consolidated entity.

Key estimates — Impairment

The consolidated entity assesses impairment at each reporting date by evaluating conditions specific to the consolidated entity that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

Key judgments
No key judgments were made during the year.

Note 2 Revenue

	Consolidated Entity 2006 $	Parent Entity 2006 $
Operating activity		
— Oil and Gas revenue	1,016,629	-
— Interest received	36,758	36,758
— Other revenue	-	355,768
Total revenue	1,053,387	392,526

Note 3 Loss for the Year

Loss before income tax includes the following specific expenses:

	Consolidated Entity 2006 $	Parent Entity 2006 $
(a) Expenses		
Production costs - Oil & Gas	266,411	-
Depletion of work interest	340,756	-

Note 4 Income Tax Expense

	Consolidated Entity 2006 $	Parent Entity 2006 $
(a) The prima facie tax on profit from ordinary activities before tax as follows:		
Prima facie tax payable on profit from ordinary activities before income tax at 30% (2005: 30%)		
— consolidated entity	(614,284)	-
— parent entity	-	(249,865)
	(614,284)	(249,865)
Add:		
Tax effect of:		
— other non-allowable items	46,609	28,333
— share options expensed during the period	328,247	129,180
— effect of current year tax losses derecognised	327,392	180,276
	87,964	87,924
Less:		
Tax effect of:		
— tax deductible equity raising costs	85,267	85,267
— tax deductible formation costs	1,757	1,757
— other tax deductible items	940	900
Total:	-	-

Note 5 Key Management Personnel Compensation

(a) Names and positions held of consolidated and parent entity key management personnel in office at any time during the financial year are:

Key Management Person	Position
Executive Directors	
Justin Pettett	Managing Director and Chief Executive Officer since 1 December 2005
Ryan Messer	Chief Operations Officer since 1 December 2005
Non Executive Directors	
John Dickinson	Appointed as Chairman and Director since 1 December 2005
Ananda Kathiravelu	Director since 1 December 2005
Philip Judge	Director since 25 September 2006

Since the end of the financial year to the date when this report was authorised for issue, there has been no change in the composition of the Board of Directors or to the Chief Executive Officer or any key management personnel.

(b) **Compensation Practices**

The board's policy for determining the nature and amount of compensation of key management for the group is as follows:

The Board has policies that are established to review the remuneration policies and practices of Pryme to ensure that it remunerates fairly and responsibly. The remuneration policy of the Board is designed to ensure that the level and composition of remuneration is competitive, reasonable and appropriate for the results delivered and to attract and maintain talented and motivated directors and employees. The remuneration structures reward the achievement of strategic objectives and achieve the broader outcome of creation of value for shareholders. There are up to three categories of remuneration employed to reward directors:

1. Salary and Fees
2. Entitlement to Options over Ordinary Shares; and
3. Rights to acquire Ordinary Shares;

thereby representing a mix of fixed and "at-risk" pay and of short, medium and long-term rewards.

(c) **Key Management Personnel Compensation**

2006	Short-term benefits				Post Employment Benefits
	Cash, salary & commissions	Cash profit share	Non-cash benefit	Other	Super-annuation
	$	$	$	$	$
Key Management Person					
Justin Pettett	124,913	-	-	-	5,286
Ryan Messer	106,325	-	-	-	3,998
John Dickinson	78,539	-	-	-	2,492
Ananda Kathiravelu	48,932	-	-	-	2,454
Philip Judge	-	-	-	-	-
	358,709	-	-	-	14,230

2006 (cont.)	Other long term benefits	Share-based payment		Total	Performance related
	Other	Equity	Options		
	$	$	$	$	%
Justin Pettett	-	420,000	430,600	980,799	87%
Ryan Messer	-	289,800	297,114	697,237	84%
John Dickinson	-	289,800	297,114	667,945	88%
Ananda Kathiravelu	-	-	-	51,386	0%
Philip Judge	-	-	-	-	0%
	-	999,600	1,024,828	2,397,367	

(d) **Compensation Options**
Options Granted as Compensation

Key Management Personnel	Grant Date	Granted No.	Value per Option at Grant Date $	Exercise Price $	First Exercise Date	Last Exercise Date	Vested No.
Justin Pettett	31.07.06	5,000,000	0.1784	0.20	21.04.2007	30.06.2009	Nil
Ryan Messer	31.07.06	3,450,000	0.1784	0.20	21.04.2007	30.06.2009	Nil
John Dickinson	31.07.06	3,450,000	0.1784	0.20	21.04.2007	30.06.2009	Nil
Ananda Kathiravelu	-	-	-	-	-	-	-
Philip Judge	-	-	-	-	-	-	-
		11,900,000					-

Terms and conditions of the grant are set out in the Remuneration Report.

(e) **Shares Issued on Exercise of Compensation Options**
No options exercised during the year that were granted as compensation in prior periods.

(f) **Options and Rights Holdings**
Number of Options held by Key Management Personnel granted as compensation

2006	Balance 01.12.2005	Granted as Compensation	Balance 31.12.06	Total Vested 31.12.06	Total Exercisable 31.12.06	Total Unexercisable 31.12.06
Justin Pettett	-	5,000,000	5,000,000	-	5,000,000	-
Ryan Messer	-	3,450,000	3,450,000	-	3,450,000	-
John Dickinson	-	3,450,000	3,450,000	-	3,450,000	-
Ananda Kathiravelu	-	-	-	-	-	-
Philip Judge	-	-	-	-	-	-
	-	11,900,000	11,900,000	-	11,900,000	-

Number of Rights held by Key Management Personnel granted as compensation

2006	Balance 01.12.2005	Granted as Compensation	Balance 31.12.06	Total Vested 31.12.06	Total Exercisable 31.12.06	Total Unexercisable 31.12.06
Justin Pettett	-	2,000,000	2,000,000	-	2,000,000	-
Ryan Messer	-	1,380,000	1,380,000	-	1,380,000	-
John Dickinson	-	1,380,000	1,380,000	-	1,380,000	-
Ananda Kathiravelu	-	-	-	-	-	-
Philip Judge	-	-	-	-	-	-
	-	4,760,000	4,760,000	-	4,760,000	-

(g) **Shareholdings**
Number of ordinary shares held by Key Management Personnel

2006	Balance 01.12.2005	Received as Compensation	Options Exercised	Net Change Other*	Balance 31.12.06
Key Management Personnel					
Justin Pettett	1,700,000	-	-	35,000	1,735,000
Ryan Messer**	1,700,000	-	-	-	1,700,000
John Dickinson	1,700,000	-	-	-	1,700,000
Ananda Kathiravelu	4,727,500	-	-	-	4,727,500
Philip Judge	4,514,163	-	-	-	4,514,163
	14,341,663	-	-	35,000	14,376,663

* Net change other refers to shares purchased or sold during the financial year.
** Ryan Messer also holds American Depositary Receipts as set out in Directors' Report.

(h) **Share based payments**

Directors' Incentive Option Plan:

Shareholders approved the introduction of the Directors' Incentive Option Plan (DIOP) at the 20 July 2006 General Meeting.

Each option that may be granted under the DIOP entitles the director to acquire one ordinary share of Pryme Oil & Gas Limited. There are no voting or dividend rights attaching to the options until they are exercised by the director, at which point ordinary shares which rank equally with all other Pyrme shares are issued and quoted on the ASX. The options cannot be transferred and will not be quoted on the ASX.

If any of the recipients cease to be a director of Pryme, then, the entitlement to receive the options that have not been granted or issued, because the relevant performance criteria having not been met, will lapse. However, the recipient will be entitled to retain any options that have been granted pursuant to the DIOP

The terms and conditions of the entitlements are as follows, whereby all options are settled by physical delivery of shares:

ENTITLEMENT DATE	NO. OF OPTIONS	VESTING DATE	VESTING CONDITIONS	EXPIRY DATE	LIFE OF ENTITLEMENT	EXERCISE PRICE
31.07.06	2,618,000	21.04.07	Note a.	30.06.09	3 years	$0.20
31.07.06	5,117,000	up to 30.06.09	Note b.	30.06.09	3 years	$0.20
31.07.06	4,165,000	up to 30.06.09	Note c.	30.06.09	3 years	$0.20

Note a: The options will be granted upon Pryme increasing annual net operating income in the LaSalle Parish Project by 25% (to A$1,250,000 annually calculated monthly) within 12 months from the date of listing (21.04.07) Pryme through the drilling of further development wells

Note b: The options will be granted upon the successful conclusion of the 3D data acquisition (receipt of field tapes) the evaluation thereof and the preparation from the 3-D data of at least ten (10) drilling prospects in the South Central Louisiana seismic play and a total of 1,000,000 cubic feet per day (1,000mcfd) or oil equivalent (where the oil equivalent is 6,000 cubic feet (6mcf) equals 1 barrel of oil) net to Pryme is produced within the performance period.

Note c: The options will be granted upon Pryme achieving an annualised EBIT of A$10,000,000 calculated monthly from the projects that Pryme is involved in, within the performance period.

The number and weighted average exercise prices of share options is as follows:

	Weighted Av. Exercise Price 2006	No. of Options 2006
Outstanding at the beginning of the period	None	None
Forfeited during the period	None	None
Exercised during the period	None	None
Granted during the period	$0.20	11,900,000
Outstanding at the end of the period	$0.20	11,900,000
Exercisable at the end of the period	None	None

The options outstanding at 31 December 2006 have an exercise price of $0.20 and a weighted average contractual life of 2.9 years.

During the financial year, no options were exercised.

Directors' Share Incentive Plan:

Shareholders approved the introduction of the Directors' Share Incentive Plan (DSIP) at the 20 July 2006 General Meeting.

Each right granted under the DSIP entitles the director to acquire one ordinary share of Pryme Oil & Gas Limited. There are no voting or dividend rights attaching to the rights until they vest, at which point ordinary shares which rank equally with all other Pyrme shares are issued and quoted on the ASX. The rights cannot be transferred and will not be quoted on the ASX.

If any of the recipients cease to be a director of Pryme, then any rights for which the relevant performance criteria has not been met, will lapse. However, the recipient will be entitled to retain any shares that have been issued upon the vesting of rights.

The terms and conditions of the entitlements are as follows, whereby all options are settled by physical delivery of shares:

ENTITLEMENT DATE	NO. OF RIGHTS	VESTING DATE	VESTING CONDITIONS	EXPIRY DATE	LIFE OF ENTITLEMENT	EXERCISE PRICE
31.07.06	4,760,000	up to 30.06.09	Note a.	30.06.09	3 years	N/A

Note a: The rights will vest upon Pryme achieving an annualised EBIT of A$10,000,000 calculated monthly from the projects that Pryme is involved in, within the performance period.

The number and weighted average exercise prices of share options is as follows:

	Weighted Av. Exercise Price 2006	Rights 2006
Outstanding at the beginning of the period	N/A	None
Forfeited during the period	N/A	None
Exercised during the period	N/A	None
Granted during the period	N/A	4,760,000
Outstanding at the end of the period	N/A	4,760,000
Exercisable at the end of the period	N/A	None

The rights at 31 December 2006 have no exercise price and a weighted average contractual life of 3 years.

During the financial year, no rights vested.

Note 6 Auditor's Remuneration

	Consolidated Entity 2006 $	Parent Entity 2006 $
Remuneration of the auditor of the parent entity for:		
Audit services:		
— Auditing or reviewing the financial report	51,000	51,000
Non-audit serives:		
— taxation services	11,806	11,806
Remuneration of auditor of subsidiary for:		
— auditing or reviewing the financial report of subsidiary	13,203	-

Note 7 Earnings per Share

	Consolidated Entity 2006 $
(a) Reconciliation of earnings to profit or loss	
Loss	(2,047,615)
Earnings used in the calculation of dilutive EPS from continuing operations	(2,047,615)
(b) Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	42,467,192
Weighted average number of options outstanding	8,451,240
Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	50,918,432

Note 8 Cash and Cash Equivalents

	Consolidated Entity 2006 $	Parent Entity 2006 $
Cash at bank and in hand	734,829	266,445
Short-term bank deposits	4,050,000	4,050,000
	4,784,829	4,316,445

The effective interest rate on short-term bank deposits was 6.10% these deposits are at call.

Reconciliation of cash
Cash at the end of the financial year as shown in the cash flow statement is reconciled to items in the balance sheet as follows:

Cash and cash equivalents	4,784,829	4,316,445
Bank overdrafts	-	-
	4,784,829	4,316,445

Note 9 Trade and Other Receivables

	Consolidated Entity 2006 $	Parent Entity 2006 $
CURRENT		
Trade receivables	112,712	-
Provision for impairment of receivables	-	-
	112,712	-

	Consolidated Entity 2006 $	Parent Entity 2006 $
NON-CURRENT		
Receivable from controlled entity	-	12,577,748
Provision for impairment of receivables	-	-
	-	12,577,748

Note 10 Investment in Associate

Interests are held in the following associated companies

Name	Principal Activities	Country of Incorporation	Ownership Interest (%)	Carrying Amount of Investment
			2006	2006
				$
Unlisted:				
Turner Bayou, LLC	Oil & Gas exploration & drilling	USA	80.80%	3,130,786
				3,130,786

(a) **Movements during the Year in Equity Accounted Investments in Associated Company**

		2006
		$
Balance at beginning of the financial year		-
Add: New investments during the year		3,429,064
Share of associated company's loss after income tax	10(b)	(298,278)
Balance at end of the financial year		3,130,786

(b) Equity accounted loss of associate are broken down as follows:

Share of associate's loss before income tax expense	(298,278)
Share of associate's income tax expense	-
Share of associate's loss after income tax	(298,278)

(c) **Summarised Presentation of Aggregate Assets, Liabilities and Performance of Associate**

Current assets	720,715
Non-current assets	4,231,359
Total assets	4,952,074
Current liabilities	289,084
Non-current liabilities	5,032,146
Total liabilities	5,321,230
Net assets	(369,156)
Revenues	-
Loss after income tax of associate	(369,156)

Note 11 Plant and Equipment

	Consolidated Entity 2006 $	Parent Entity 2006 $
PLANT AND EQUIPMENT		
Office equipment:		
At cost	7,763	7,763
Accumulated depreciation	(1,260)	(1,260)
	6,503	6,503

(a) **Movements in Carrying Amounts**

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

	Office equipment	Total
Consolidated Entity:		
Balance at the beginning of year	7,763	7,763
Depreciation	(1,260)	(1,260)
Carrying amount at the end of year	6,503	6,503
Parent Entity:		
Balance at the beginning of year	7,763	7,763
Depreciation	(1,260)	(1,260)
Carrying amount at the end of year	6,503	6,503

Note 12 Work Interest

	Consolidated Entity 2006 $	Parent Entity 2006 $
NON-CURRENT		
Exploration expenditure capitalised		
— exploration and evaluation phases	7,385,404	-
Total exploration expenditure	7,385,404	-

Note 13 Trade and Other Payables

	Consolidated Entity 2006 $	Parent Entity 2006 $
CURRENT		
Unsecured liabilities		
Other payables and accrued expenses	439,696	79,257
	439,696	79,257

Note 14 Tax

	Consolidated Entity 2006 $	Parent Entity 2006 $
Deferred tax assets not brought to account, the benefits of which will only be realised if the conditions for deductibility set out in Note 1(b) occur		
— temporary differences	381,098	367,644
— tax losses:		
— operating losses	327,392	180,276
	708,490	547,920

Note 15 Issued Capital

	Consolidated Entity 2006 $	Parent Entity 2006 $
70,272,363 ordinary shares	16,373,852	16,373,852
Capital Raising cost	(1,421,119)	(1,421,119)
	14,952,733	14,952,733

(a) Ordinary Shares	Consolidated Entity 2006 No.	Parent Entity 2006 No.
At the beginning of reporting period		
(i) Shares issued during year		
— 01-December-2005	10,100,000	10,100,000
— 30-January-2006	349,750	349,750
— 20-February-2006	287,638	287,638
— 09-March-2006	1,312,500	1,312,500
— 18-April-2006	550,113	550,113
— 18-April-2006	25,959,910	25,959,910
— 19-April-2006	3,300,000	3,300,000
— 20-April-2006	821,000	821,000
— 26-April-2006	4,500,000	4,500,000
— 03-May-2006	475,000	475,000
— 03-May-2006	1,750,000	1,750,000
— 03-May-2006	1,494,090	1,494,090
— 30-June-2006	1,180,363	1,180,363
— 05-July-2006	2,667,000	2,667,000
— 14-September-2006	1,500,000	1,500,000
— 15-September-2006	4,750,000	4,750,000
— 22-September-2006	5,500,000	5,500,000
— 29-September-2006	325,000	325,000
— 03-October-2006	1,500,000	1,500,000
— 12-October-2006	525,000	525,000
— 20-October-2006	225,000	225,000
— 08-November-2006	1,000,000	1,000,000
— 29-December-2006*	200,000	200,000
Total ordinary shares at reporting date	70,272,363	70,272,363

* Monies for these shares were receipted on 29 December 2006 and shares were issued on 4 January 2007.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on shares held. On a show of hands every shareholder present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(ii) Partly paid shares issued during the year
During the year 10,000 partly paid shares were issued at a price of $0.04 per share. These have subsequently lapsed.

(b) Options		
20 cent Options issued:		
— 27-July-2006	5,000,000	5,000,000
Less:		
20 cent Options exercised:		
— 29-September-2006	325,000	325,000
— 29-December-2006	200,000	200,000
Total 20 cent Options	4,475,000	4,475,000
40 cent Options:		
— 20-September-2006	13,000,000	13,000,000
— 16-October-2006	674,990	674,990
— 12-December-2006	674,990	674,990
— 12-December-2006	17,328,974	17,328,974
— 15-December-2006	2,000,000	2,000,000
— 27-December-2006	2,675,548	2,675,548
Total 40 cent Options	36,354,502	36,354,502
Total options at reporting date	40,829,502	40,829,502

Note 16 Reserves

(a) **Foreign Currency Translation Reserve**
The foreign currency translation reserve records exchange differences arising on translation of a foreign controlled subsidiary.

(b) **Option Reserve**
The option reserve records items recognised as expenses on valuation of employee share options as set out in Note 5.

Note 17 Capital and Leasing Commitments

	Consolidated Entity 2006 $	Parent Entity 2006 $
(a) Capital Expenditure Commitments		
As at 31 December 2006, the consolidated entity has committed to the following expenditure on work interest		
Payable:		
— Not later than 12 months	3,433,622	-

Note 18 Contingent Liabilities and Contingent Assets

There are no contingent liabilities and contingent assets as at 31 December 2006.

Note 19 Segment Reporting

Business segments

The consolidated entity operates predominantly in the exploration and development of properties for the production of oil and gas.

Geographical segments

Geographic segment	AUS	USA	Elimination	Consolidation
Income	392,526	1,016,629	(355,767)	1,053,388
Depletion, Depreciation and amortisation	1,260	339,496	-	340,756
Segments results before tax	(832,884)	(1,845,118)	630,387	(2,047,615)
Assets	16,901,773	11,112,800	(12,577,748)	15,436,825
Liabilities	79,257	12,866,882	(12,506,443)	(439,696)

Note 20 Cash Flow Information

	Consolidated Entity 2006 $	Parent Entity 2006 $
(a) Reconciliation of Cash Flow from Operations with loss after Income Tax		
Loss after income tax	(2,047,615)	(832,884)
Non-cash flows in loss		
Depreciation	1260	1260
Movement in foreign currency reserve	(610,655)	-
Share of Associate loss	(298,278)	-
Changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries		
(Increase)/decrease in trade and term receivables	(112,712)	-
(Increase)/decrease in prepayments	(15,514)	-
Increase/(decrease) in trade payables and accruals	431,529	71,090
Increase/(decrease) in provisions	8,167	8,167
	(2,643,818)	(752,367)

(b) **Non-cash Financing and Investing Activities**
(i) Share issue
An amount of $2,858,752 of shares were issued during the year as payment of drilling and exploration services.

(c) **Credit Standby Arrangements with Banks**
There are no credit standby arrangements with banks as at 31 December 2006.

(d) **Loan Facilities**
There are no loan facilities arranged at at 31 December 2006.

Note 21 Events After the Balance Sheet Date

(a) The financial report was authorised for issue on 28 February 2007 by the board of directors.

(b) On 4 January 2007, 200,000 shares were issued on conversion of 20 cent options, for which monies were received on 29 December 2006, as disclosed in Note 15.

Note 22 Related Party Transactions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions with related parties:

(a) **Ultimate Parent Company**
There is no ultimate parent entity.

(b) **Associated Company**
Refer to Note 10.

(c) **Other Related Parties**
3,500,000 Options were granted to First Capital Corporate Limited (a related party of Pryme Oil & Gas Limited Director Ananda Kathiravelu) with an exercise price of $0.20 per option on 27 July 2006.

(d) **Key Management Personnel**
Refer to Note 5.

(e) **Wholly-owned subsidiary**
An amount of $12,577,748 was loaned from Pryme Oil and Gas Limited to Pryme Oil and Gas Inc. throughout the financial period ended 31 December 2006. This loan is repayable in Australian Dollars and on consolidation is eliminated. There is no interest and no set terms of repayment on this loan.

Pryme Oil and Gas Limited on charges costs to Pryme Oil and Gas Inc. who reimbursed a total of $391,345 worth of expenses for the financial period ended 31 December 2006. This amount has been eliminated on consolidation.

Note 23 Financial Instruments

(a) **Financial Risk Management**
The consolidated entity's financial instruments consist mainly of deposits with banks, local money market instruments, short-term investments, accounts receivable and payable, loans to and from subsidiaries, bills, leases, preference shares, and derivatives.

The main purpose of non-derivative financial instruments is to raise finance for the consolidated entity's operations. Derivatives are used by the consolidated entity for hedging purposes. Such instruments include forward exchange and currency option contracts and interest rate swap agreements. The consolidated entity does not speculate in the trading of derivative instruments.

(i) **Treasury Risk Management**
A finance committee consisting of senior executives of the consolidated entity meet on a regular basis to analyse currency and interest rate exposure and to evaluate treasury management strategies in the context of the most recent economic conditions and forecasts.

(ii) **Financial Risks**
The main risks the consolidated entity is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk, credit risk and price risk.

Interest rate risk
There are no exposure to interest rate risk as there are no debt owing.

Liquidity risk
The consolidated entity manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

Credit risk
The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets, is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the balance sheet and notes to the financial statements.

The consolidated entity does not have any material credit risk exposure to any single receivable or consolidated entity of receivables under financial instruments entered into by the consolidated entity

Price risk
The consolidated entity is exposed to commodity price risk for oil and gas as determined by the world market price which fluctuate based on demand and supply. These prices are regularly monitored.

(b) **Financial Instruments**

(i) **Interest Rate Risk**
The consolidated entity's exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Weighted Average Effective Interest Rate	Floating Interest Rate $	Within Year $	1 to 5 years $	Over 5 Years $	Non-interest Bearing $	Total $ 2006
Financial Assets:							
Cash and cash equivalents	6.10	4,784,829	-	-	-	-	4,784,829
Receivables			-	-	-	112,712	112,712
Total Financial Assets		4,784,829	-	-	-	112,712	4,897,541
Financial Liabilities:							
Trade and sundry payables		-	-	-	-	439,696	439,696
Total Financial Liabilities		-	-	-	-	439,696	439,696

Note 24 Controlled Entity

(a) Controlled Entity Consolidated

	Country of Incorporation	Percentage Owned (%)*
Ultimate Parent Entity:		2006
Pryme Oil and Gas Limited	Australia	100
Subsidiary of Pryme Oil and Gas Limited:		
Pryme Oil and Gas Inc	United States	100

* Percentage of voting power is in proportion to ownership

There were no subsidiary acquisition or disposals during the year.

Note 25 Economic Dependency

The controlled entity had made oil and natural gas sales to one independent purchaser for the period from 6 February 2006 to 31 December 2006 and 100% of trade accounts receivable as of 31 December 2006. Trade accounts receivable as of 31 December 2006 resulted from oil and natural gas sales. There is an adequate number of potential purchasers of oil and natural gas volumes such that management believes the loss of this sole purchaser would not have a material adverse effect on the company's results of operations or its financial position.

Note 27 Company Details

The registered office of the parent entity is:
Pryme Oil and Gas Limited
Level 7, 320 Adelaide Street
Brisbane QLD 4000

The principal place of business is:
Pryme Oil and Gas Limited
Level 7, 320 Adelaide Street
Brisbane QLD 4000

The wholly owned subsidiary of Pryme Oil and Gas Ltd is:
Pryme Oil and Gas Inc.
925B Peachtree Street NE Suite 384
Atlanta Georgia 30309
United States of America

PRYME OIL AND GAS LIMITED
ABN: 75 117 387 354

DIRECTORS' DECLARATION

1. In the opinion of the Directors of Pryme Oil and Gas Limited (Pryme):

(a) the Financial Statements and Notes as set out on pages 15 to 30 are in accordance with the Corporations Act 2001, including:

i. complying with Accounting Standards and Corporations Regulations 2001; and
ii. giving a true and fair view of Pryme's financial position as at 31 December 2006 and of their performance as represented by the results of their operations and their cash flows for the year ended on that date; and

(b) the remuneration disclosures that are included on pages 6 to 12 of the Remuneration Report in the Directors' Report comply with Australian Accounting Standard AASB 124 Related Party Disclosures; and

(c) there are reasonable grounds to believe that Pryme will be able to pay its debts as and when they become

2. This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 31 December 2006.

Signed in accordance with a Resolution of the Directors:

Justin Pettett
Managing Director
Brisbane, Queensland
28 February 2007

MOORE STEPHENS

Partners

Robert W. Clarke
Richard Hoult
Michael J. McDonald

**INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF
PRYME OIL AND GAS LTD**

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Pryme Oil and Gas Ltd., for the period ended 31 December 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

In accordance with ASIC Class Order 05/83, we declare to the best of our knowledge and belief that the auditor's independence declaration has not changed as at the date of providing our audit opinion.

Moore Stephens (Brisbane) & Partners ABN 28 102 334 945
Level 25, 71 Eagle Street, Brisbane, Queensland, 4000 Australia
GPO Box 2443, Brisbane, Queensland, 4001
Telephone: + 61 7 3317 7877 Facsimile: + 61 7 3100 0028
Email: infob@moorestephens.com.au Web: www.moorestephens.com.au

Audit Opinion

In our opinion, the financial report of Pryme Oil and Gas Ltd. is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2006 and of their performance for the period ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Moore Stephens (Brisbane) & Partners

MOORE STEPHENS (BRISBANE) & PARTNERS
Chartered Accountants

M J McDonald
Partner
Brisbane, 28 February 2007

pryme

OIL AND GAS



DECEMBER 2006 QUARTERLY REPORT

Table of Contents

Corporate Directory

Directors

Mr John Dickinson (Non-Executive Chairman)
Mr Justin Pettett (Managing Director)
Mr Ryan Messer (Executive Director)
Mr Ananda Kathiravelu (Non-Executive Director)
Mr Philip Judge (Non-Executive Director)

Company Secretary

Mr Matthew Fogarty

Registered and Principal Office

Level 7, 320 Adelaide Street
BRISBANE QUEENSLAND 4000
Phone: +61 7 3371 1103
Fax: +61 7 3371 1105

Postal Address

GPO Box 111
BRISBANE QLD 4001

Atlanta USA Office

925B Peachtree Street NE,
Suite 384
ATLANTA GEORGIA 30309
Phone: +1 678 840 2348
Fax: +1 404 420 2043

Email: info@prymeoilandgas.com
Website: www.prymeoilandgas.com

Auditors

Moore Stephens
Level 25, 71 Eagle Street
BRISBANE QLD 4000

Share Registry

Advanced Share Registry Services*
110 Stirling Hwy
NEDLANDS WA 6009
Phone: +61 8 9389 8033
Facsimile: +61 8 9389 7871

Solicitors

Steinepreis Paganin
Lawyers & Consultants
Level 4, Next Building
16 Milligan Street
PERTH WA 6000

Stock Exchanges

Australian Stock Exchange

Code: PYM
Code: PYMO

American Depository Receipts (ADR)

Code: POGLY

Australian Company Number

117 387 354

Australian Business Number

75 117 37 354

December 2006 Quarterly Activity Report

In accordance with Listing Rule 5.2, Pryme Oil and Gas Limited, an oil and natural gas producer and explorer operating in the U.S., is pleased to report on its activities and those of its wholly owned subsidiary, Pryme Oil and Gas Inc., for the three month quarter ending December 2006.

SUMMARY AND HIGHLIGHTS

- Northwest Rogers No.16 and No.17 oil wells successfully drilled in the LaSalle Parish Project
- Coleman No. 7 recently completed and flowing 70 barrels of oil per day
- 3D seismic continues in Turner Bayou
- First Wave JV Project the Raven Prospect, fully syndicated with Pryme retaining a 40% working interest
- Issue and trading of Loyalty Options an overwhelming success
- Shareholders approve strategic alliance with drilling contractor to drill wells throughout 2007

A SMALL CAP GROWTH OPPORTUNITY

ASX Code:	**PYM**
OTC Code:	**POGLY**
Shares outstanding (diluted):	**111,091,865**
Market Cap (diluted):	**$55,545,932**
Price range (21/4/06 – present):	**$0.23-$1.15**
Recent price (25 Jan 07):	**$0.50**
Cash on hand:	**$4,786,000**
Current monthly net prod:	**1,407 Bbls**
Prospective reserves:	**277 BCF**



Projects

LaSalle Parish Project

This project continues to be a very consistent and solid producer for Pryme with the drilling of two more development wells in the Northwest Rogers Field just before Christmas. The Northwest Rogers No.16 and No.17 were drilled back-to-back and discovered 24 feet and 22 feet respectively of oil sand in the 2nd Cockfield Sand formation in the Wilcox Basin. In addition, the Coleman No.7 in the Routh Point Field was completed and is flowing in excess of 70 barrels of oil per day with no water production.

These additional wells and their production will add to our revenues over the coming months and will be reflected in our next Quarterly Report for the period ending March 2007.

We are very happy with the consistency of this project. It gives the company a firm grounding to launch its aggressive exploration program in 2007. We plan to drill an additional Northwest Rogers well and Coleman well in the January/ February 2007 time period, which such wells will be in the "development well" category.

Northwest Rogers No.16 and No.17 Wells, LaSalle Parish, Louisiana

The Northwest Rogers No.16 well was successfully drilled to a total depth of 1,614 feet (512 metres). A dual induction sonic log was run from 1,606 feet (510 metres) to the base of the surface casing at 169 feet and 24 sidewall cores were taken and analyzed. The log and the cores revealed 24 feet of excellent oil sand in the "2nd Cockfield" at 1,443 feet – 1,464 feet. There is no oil/water contact and the resistivity in this interval reached six (6) to eight (8) ohms, which is a clear indication of pure hydrocarbons in very permeable sandstone.



Logging of the Northwest Rogers No.17 well

When a sand package is determined to be "between shale", as in the case with these Northwest Rogers wells, it typically means the well can achieve higher production rates by preventing oil migration into other "up-dip" sands and water encroachment into the producing zone. The core and log analyses indicate excellent permeability and no signs of depletion from the adjacent producing wells, making the decision to run production casing and complete the well an easy one.

The Northwest Rogers No.17 well was successfully drilled to a total depth of 1,683 feet (513 metres). A dual induction sonic log was run from 1,683 feet (513 metres) to the base of the surface casing at 169 feet and 24 sidewall cores were taken and analyzed between the interval 1,316 feet through to 1,462 feet. The log and the cores revealed 22 feet of excellent oil sand in the "2nd Cockfield" at 1,439 feet – 1,462 feet. There is no oil/water contact and the resistivity in this interval reached nine (9) ohms, which like in the NWR No.16 is a clear indication of pure hydrocarbons in a very permeable sandstone.

Typical production rates from wells in and near the same field completed in the 3rd Cockfield Sand have been 25-35 barrels of oil per day initially, with a sustainable rate of 18-22 barrels of oil per day over a thirty year period. At a sustained production rate of 20 barrels of oil per day and a US$60 oil price, each additional well should generate approximately US$66,500 per annum in operating income (approximately a 9% increase in total cash flow for Pryme) net to Pryme's interest, for a combined total of US$133,000 per annum under that price assumption. Pryme has a 21.85% working interest (16.39% net revenue interest) in each well.

Both wells are currently being completed for production.

Coleman No.7 Well, LaSalle Parish, Louisiana

The Coleman No.7 development well was completed and brought into production on the 13th of December 2006 with flow rates increasing daily to its current level of approximately 70 barrels of oil per day with no water on an 11/64th choke and tubing pressure of 125 pounds. Most Middle-Wilcox wells do not produce without pumping units or other stimulation. In this case, the well is flowing on

Projects

its own. We expect the rate to remain flat for some time, as is the case with the other Coleman wells in the Routh Point field that produced in a similar manner in their initial phase.

The Coleman No.7 was drilled to a depth of 4,500 feet (1,371 meters) and encountered shows of oil in eight Wilcox sands, the G-4, G-3, F-2, E-3, C-2, B-4, B-2 and A-2 sands. The well is currently flowing from the C-2 formation with three (3) additional sands "up the hole" for future production. The successful completion and production of oil in the Coleman No.7 opens up another development well location to the northeast named the Coleman No.8 in order to test the F-2 sand. The F-2 was found in the Coleman No.7 and it is expected that the No.8 will effectively test the F-2.

Pryme has a 13% working interest (9.75% net revenue interest) in the Coleman No.7 and the first oil production from the Coleman No.7 was sold at the end of December 2006.

Turner Bayou 3-D Seismic Project

Weems Geophysical of Houston, Texas has been busy throughout the Christmas period surveying and drilling shot holes in the most difficult areas of this seismic shoot. Although this project has had some minor setbacks due to weather conditions on site, one property in particular that is thickly wooded is also a hunting camp which was open for hunting. Otherwise, we are happy to report that these most difficult and time consuming areas have been completed.



3D Seismic Drilling Buggies on site in Turner Bayou

Actual recording of the 3D seismic data is expected to begin in mid January 2007. The 80 square-mile (51,200 contiguous acres) objective coverage of the project is located in an onshore trend area that is highly prospective for oil and gas at several intervals between 2,000 feet and 16,000 feet. This area is on trend with major producing deep gas fields, including BP Plc's Port Hudson and Judge Digby fields, which combined have produced almost 1.5 trillion cubic feet of natural gas.

The main oil and gas objectives at different depths in this project are: the Miocene and Frio sands; the Cockfield/ Yegua and Sparta sands; Wilcox sands; Austin Chalk and the Tuscaloosa sands. Prospective reserves are in the vicinity of 150-180 billion cubic feet ("Bcf") of natural gas from all intervals combined.

The initial drilling program is scheduled to begin in the Second Quarter of 2007. Pryme is the major shareholder in Turner Bayou with a 52% working interest.

Wave Exploration Projects

As previously discussed, the scope of projects being targeted by Wave include large oil and intermediate natural gas reserve targets confirmed with analogue shows or production, and 2-D or 3-D seismic data. Initially, Wave and Pryme have a combined working interest of 100 percent in each of the prospects until the planned syndication of the working interest pursuant to the funding of each project, after retaining an interest for Pryme in each of them. Three of the projects that have been approved for funding, and through further evaluation during the leasing process, represent 123 BCF of prospective reserves in place based on various 3-D seismic and offset or analogue production. A summary of the progress of each Wave Exploration project is outlined below:

Kestrel Prospect, Calcasieu Parish, Louisiana

Kestrel has been fully leased and is currently being marketed to third parties for project funding. Wave Exploration has made several presentations on this project and has entered it into the annual NAPE oil and gas conference in Houston on the 1st and 2nd of February 07, to be marketed to third parties. NAPE (formerly: "North American Prospect Expo") was founded in 1993 to provide a marketplace for the buying, selling and trading of oil and gas prospects and producing properties via exhibit booths. NAPE brings state-of-the-art prospects and properties from U.S. and around the world, advanced technology and energy capital formation all together in one location, creating a pure market place to establish strategic alliances for doing business and initiating purchases and trades.

Kestrel has a two well potential and is located on 320 consolidated acres that will be drilled to 13,500 feet, targeting four "Hackberry" natural gas and condensate

Projects

(oil) sands. Two wells should effectively drain this objective if permeabilities are encountered that are analogous to consolidated sandstones found in the Hackberry in this general area. Prospective reserves have been re-calculated in the order of 33 billion cubic feet (BCF), according to the current 3D seismic and according to Wave.

Raven Prospect, Lincoln Parish, Louisiana

The Raven Project consists of drilling in the fairway of the prolific Cotton Valley natural gas trend in northern Louisiana. Pryme has elected to retain an undivided 40% of the project for its own account, which includes a carried working interest, because of the favourable risk-to-reward ratio that characterizes this region. The remaining 60% will be held by an experienced, highly successful local operator, Nelson Energy of Shreveport, Louisiana.

Under the participation agreement with Nelson, Pryme will receive all of its capital spent in funding the acquisition of leases and geophysical data, plus the geology and the geophysical studies required by the project, plus US$96,000 in cash, an 8% carried working interest in the leases to the casing point in the first two wells and an average 2.80% overriding royalty interest in the entire project.

Each well in the Raven Project is expected to be drilled to a depth of approximately 10,000 feet to penetrate two primary objectives in the Cotton Valley formation, at an estimated cost of US$2.3 million per well to the 100% working interest (US$920,000 net to Pryme's interest.) The project has been classed as an "engineering play" to the extent that more emphasis is given to the drilling and completion techniques and production of the well, as generally most wells in the area will produce natural gas and condensate.


pryme
Drilling in the Cotton Valley Area

Expected reserves to be proven from each well drilled, based on conservative analogue production and drainage of wells in the area, is 5.0 billion cubic feet (BCF) per well. This would result in approximately US$8,550,000 (US$3,420,000 net to Pryme's interest) in the ground "un-produced gas" value per well using a gas price of US$2.50 per MCF in situ. On a produced-gas, current net operating income basis the "in-ground" production could be much larger than the current estimate.

Approximately ten drilling locations have been identified in the project thus far, with the leasing of acreage continuing to expand the project size beyond its original scope. Prospective gas reserves to the 100% working interest within the Raven Prospect could be on the order of 50 BCF (20.0 BCF net to Pryme) according to Wave, based on 5.0 BCF per well.

Condor Prospect, Tuscaloosa Trend, Louisiana

The Condor Prospect is located along the Tuscaloosa Trend in central Louisiana, which in the past eleven years has experienced a resurgence in exploration activity, led by Amoco and now BP Plc. The Condor project area includes multiple Tuscaloosa targets that have historically produced as much as 100 Billion Cubic Feet (Bcf) of gas.

Condor is continuing to be leased in this highly competitive area and we expect to have our leasing completed by the end of the first quarter 2007.

Corporate

Issue and trading of Loyalty Options a success

On the 29th of September 2006 we issued a loyalty option prospectus for the issue of 1 option for every 3 shares held at an issue price of $0.05 each. Many shareholders took up the allocation with the shortfall strategically placed with cornerstone investors and promoters of the company. We are happy to boast that since the listing of these options on the 23rd of October 2006 on the Australian Stock Exchange, the purchase price of the options has increased by a factor of five (5) or 500% to now be trading at $0.25 per option.

We are pleased with response and would like to thank all of those shareholders who participated in the options issue for their support.

Shareholders approve strategic alliance with Golden West Drilling LLC to drill wells in 2007

On the 14th of December 2006 a general shareholder meeting of the company was held for shareholders to vote on the entry into an agreement with Golden West Drilling LLC (GWD) of Louisiana to drill wells for Pryme throughout 2007. Under the agreement Pryme has the exclusive right but not the obligation to use GWD to drill its wells. This means that GWD must make itself available to drill wells for Pryme although Pryme may use other drilling contractors at its discretion.

We are happy with this arrangement especially during these uncertain times involving the shortages and drill rigs and their availability along with service and supply companies. We expect this agreement to be most beneficial in our Turner Bayou drilling program once the 3D seismic shoot has been completed.

For further company information please visit our website at www.prymeoilandgas.com or contact:

Justin Pettett
Chief Executive Officer
Pryme Oil and Gas Limited

Telephone: +61 7 3371 1103
Email: justin@prymeoilandgas.com

Ryan Messer
President
Pryme Oil and Gas Inc

Telephone: +1 678 840 2348
Email: ryan@prymeoilandgas.com


pryme

Completion work on the NWR No 16 well


pryme

Ryan Messer checking fluid levels in the LaSalle Parish Project

Appendix 5B
Mining exploration entity quarterly report

Name of entity	ABN	Quarter ended ("current quarter")
Pryme Oil and Gas Limited	75 117 387 354	31 December 2006

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (12 months) $A'000
Cash flows related to operating activities			
1.1	Receipts from product sales and related debtors	452	885
1.2	Payments for (a) exploration and evaluation	(971)	(4,238)
	(b) development	-	-
	(c) production	(101)	(370)
	(d) administration	(379)	(967)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	29	37
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(970)	(4,653)
	Cash flows related to investing activities		
1.8	Payment for purchases of:	-	(4,182)
	(a)prospects	-	-
	(b)equity investments		
	(c) other fixed assets	-	(8)
1.9	Proceeds from sale of:	-	-
	(a)prospects	-	-
	(b)equity investments		
	(c)other fixed assets	-	-
1.10	Loans to other entities	(6)	(882)
1.11	Loans repaid by other entities	600	869
1.12	Other (provide details if material)	-	-
	Net investing cash flows	593	(4,203)
1.13	Total operating and investing cash flows (carried forward)	(377)	(8,856)

Appendix 5B
Mining exploration entity quarterly report

1.13	Total operating and investing cash flows (brought forward)	(377)	(8,856)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	2,265	13,730
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (provide details if material)		
	Net financing cash flows	2,265	13,730
	Net increase (decrease) in cash held	1,888	4,874
1.20	Cash at beginning of quarter/year to date	2,933	-
1.21	Exchange rate adjustments to item 1.20	(35)	(88)
1.22	**Cash at end of quarter**	4,786	4,786

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	124
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Appendix 5B
Mining exploration entity quarterly report

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	2,500
4.2	Development	-
	Total	2,500

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	4,786	2,933
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	4,786	2,933

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Appendix 5B
Mining exploration entity quarterly report

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** (description)	N/A	N/A	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	70,262,363	70,262,363	Various	Fully Paid
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	3,250,000	3,250,000	$0.40	$0.40
7.5	**+Convertible debt securities** (description)	N/A			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Listed Options	40,829,502	40,829,502	*Exercise price* Various	*Expiry date* 30 June 2008
7.8	Issued during quarter	23,354,502	23,354,502	$0.40	30 June 2008
7.9	Exercised during quarter	200,000	200,000	$0.20	$0.20
7.10	Expired during quarter				
7.11	**Debentures** (totals only)	N/A			
7.12	**Unsecured notes** (totals only)	N/A			

Appendix 5B
Mining exploration entity quarterly report

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... **Date:** 29 January 2007
(Director)

Print name: Justin Pettett

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Notes

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pryme OIL AND GAS

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
www.prymeoilandgas.com

ATLANTA - BRISBANE - HOUSTON

END